File No:  33-
                                                         CIK #896987

                   Securities and Exchange Commission
                      Washington, D.C.  20549-1004
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact name of Trust:            Van Kampen American Capital Equity
                                   Opportunity Trust, Series 22

B. Name of Depositor:              Van Kampen American Capital
                                   Distributors, Inc.

C. Complete address of Depositor's principal executive offices:

                                   One Parkview Plaza
                                   Oakbrook Terrace Illinois  60181

D. Name and complete address of agents for service:

  Chapman And Cutler               Van Kampen American Capital
  Attention:  Mark J. Kneedy       Distributors, Inc.
  111 West Monroe Street           Attention:  Don G. Powell, Chairman
  Chicago, Illinois  60603         One Parkview Plaza
                                   Oakbrook Terrace, Illinois  60181

E. Title and amount of securities being registered: Units of undivided fractional beneficial interests

F. Proposed maximum offering price to the public of the securities being registered: Indefinite

G. Amount of registration fee: $500.00

H. Approximate date of proposed sale to the public:

   As Soon As Practicable After The Effective Date Of The Registration
                                Statement
________________________________________________________________________
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

          Van Kampen American Capital Equity Opportunity Trust
                                Series 22
                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933
               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

Form N-8B-2                                     Form S-6
Item Number                              Heading in Prospectus

                I.  Organization and General Information

 1. (a)  Name of trust              )   Prospectus Front Cover Page

    (b)  Title of securities issued )   Prospectus Front Cover Page

 2. Name and address of Depositor   )   Summary of Essential Financial
                                    )     Information
                                    )   Trust Administration

 3. Name and address of Trustee     )   Summary of Essential Financial
                                    )     Information
                                    )   Trust Administration

 4. Name and address of principal   )   Underwriting
      underwriter

 5. Organization of trust           )   The Trust

 6. Execution and termination of    )   The Trust
      Trust Indenture and Agreement )   Trust Administration

 7. Changes of Name                 )   *

 8. Fiscal year                     )   *

 9. Material Litigation             )   *
                II.  General Description of the Trust and
                         Securities of the Trust

10. General information regarding   )   The Trust
      trust's securities and        )   Federal Taxation
      rights of security holders    )   Public Offering
                                    )   Rights of Unitholders
                                    )   Trust Administration
                                    )   Risk Factors

11. Type of securities comprising   )   Prospectus Front Cover Page
      units                         )   The Trust
                                    )   Trust Portfolio
                                    )   Risk Factors

12. Certain information regarding   )   *
      periodic payment certificates )

13. (a)  Loan, fees, charges and expenses )    Prospectus Front Cover
         Page
                                    )   Summary of Essential Financial
                                    )     Information
                                    )   Trust Portfolio
                                    )
                                    )   Trust Operating Expenses
                                    )   Public Offering
                                    )   Rights of Unitholders

    (b)  Certain information regarding)
           periodic payment plan    )   *
           certificates             )

    (c)  Certain percentages        )   Prospectus Front Cover Page
                                    )   Summary of Essential Financial
                                    )   Information
                                    )
                                    )   Public Offering
                                    )   Rights of Unitholders

    (d)  Certain other fees, expenses or) Trust Operating
         Expenses
           charges payable by holders)  Rights of Unitholders

    (e)  Certain profits to be received)Public Offering
           by depositor, principal  )   Underwriting
           underwriter, trustee or any) Trust Portfolio
           affiliated persons       )

    (f)  Ratio of annual charges    )   *
           to income                )

14. Issuance of trust's securities  )   Rights of Unitholders

15. Receipt and handling of payments)    *
      from purchasers               )

16. Acquisition and disposition of  )   The Trust
      underlying securities         )   Rights of Unitholders
                                    )   Trust Administration

17. Withdrawal or redemption        )   Rights of Unitholders
                                    )   Trust Administration
18. (a)  Receipt and disposition    )   Prospectus Front Cover Page
           of income                )   Rights of Unitholders

    (b)  Reinvestment of distributions)    *

    (c)  Reserves or special funds  )   Trust Operating Expenses
                                    )   Rights of Unitholders
    (d)  Schedule of distributions  )   *

19. Records, accounts and reports   )   Rights of Unitholders
                                    )   Trust Administration

20. Certain miscellaneous provisions)   Trust Administration
      of Trust Agreement            )

21. Loans to security holders       )   *

22. Limitations on liability        )   Trust Portfolio
                                    )   Trust Administration
23. Bonding arrangements            )   *

24. Other material provisions of    )   *
    Trust Indenture Agreement       )

              III.  Organization, Personnel and Affiliated
                          Persons of Depositor

25. Organization of Depositor      )    Trust Administration

26. Fees received by Depositor     )    *

27. Business of Depositor          )    Trust Administration

28. Certain information as to      )    *
      officials and affiliated     )
      persons of Depositor         )

29. Companies owning securities    )    *
      of Depositor                 )
30. Controlling persons of Depositor)   *

31. Compensation of Officers of    )    *
      Depositor                    )

32. Compensation of Directors      )    *

33. Compensation to Employees      )    *

34. Compensation to other persons  )    *

             IV.  Distribution and Redemption of Securities

35. Distribution of trust's securities) Public Offering
      by states                    )

36. Suspension of sales of trust's )    *
      securities                   )
37. Revocation of authority to     )    *
      distribute                   )

38. (a)  Method of distribution    )
                                   )
    (b)  Underwriting agreements   )    Public Offering
                                   )
    (c)  Selling agreements        )

39. (a)  Organization of principal )    *
           underwriter             )

    (b)  N.A.S.D. membership by    )    *
           principal underwriter   )

40. Certain fees received by       )    *
      principal underwriter        )

41. (a)  Business of principal     )    Trust Administration
           underwriter             )

    (b)  Branch offices or principal)    *
           underwriter             )

    (c)  Salesmen or principal     )    *
           underwriter             )

42. Ownership of securities of     )    *
      the trust                    )

43. Certain brokerage commissions  )    *
      received by principal underwriter)

44. (a)  Method of valuation       )    Prospectus Front Cover Page
                                   )    Summary of Essential Financial
                                   )    Information
                                   )    Trust Operating Expenses
                                   )    Public Offering
    (b)  Schedule as to offering   )    *
           price                   )

    (c)  Variation in offering price    )    *
           to certain persons      )

46. (a)  Redemption valuation      )    Rights of Unitholders
                                   )    Trust Administration
    (b)  Schedule as to redemption )    *
           price                   )

47. Purchase and sale of interests )    Public Offering
      in underlying securities     )    Trust Administration

           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of )    Trust Administration
      Trustee                      )

49. Fees and expenses of Trustee   )    Summary of Essential Financial
                                   )      Information
                                   )    Trust Operating Expenses

50. Trustee's lien                 )    Trust Operating Expenses

     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's)
      securities                   )    *

52. (a)  Provisions of trust agreement)
           with respect to replacement) Trust Administration
           or elimination portfolio)
           securities              )

    (b)  Transactions involving    )
           elimination of underlying)    *
           securities              )

    (c)  Policy regarding substitution  )
           or elimination of underlying ) Trust Administration
           securities              )

    (d)  Fundamental policy not    )    *
           otherwise covered       )

53. Tax Status of trust            )    Federal Taxation

               VII.  Financial and Statistical Information

54. Trust's securities during      )    *
      last ten years               )

55.                                )
56. Certain information regarding  )    *
57.   periodic payment certificates)
58.                                )

59. Financial statements (Instructions) Report of Independent
    Certified
      1(c) to Form S-6)            )    Public Accountants
                                   )    Statement of Conditions

______________________________________________
* Inapplicable, omitted, answer negative or not required
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Preliminary Prospectus Dated October 16, 1995
Subject to Completion
Date XX, 1995
VAN KAMPEN AMERICAN CAPITAL

Van Kampen American Capital Equity Opportunity Trust, Series 22Strategic Ten
Trust

United States Portfolio, Series 6
United Kingdom Portfolio, Series 6
Hong Kong Portfolio, Series 6

The Fund. Van Kampen American Capital Equity Opportunity Trust, Series 22 (the "Fund" ) is comprised of three underlying separate unit investment trusts designated as Strategic Ten Trust United States Portfolio, Series 6 (the "United States Trust" ), Strategic Ten Trust United Kingdom
Portfolio, Series 6 (the "United Kingdom Trust" ), and Strategic Ten
Trust Hong Kong Portfolio, Series 6 (the "Hong Kong Trust" ). The various trusts are collectively referred to herein as the "Trusts" and are individually referred to herein as a "Trust" . The United Kingdom and Hong Kong Trusts are sometimes collectively referred to herein as the " Foreign Trusts" . The Trusts offer investors the opportunity to purchase
Units representing proportionate interests in a fixed, diversified portfolio of actively traded equity securities, including common stocks of foreign issuers. The United States Trust consists of common stocks of the ten companies in the Dow Jones Industrial Average* having the highest dividend yield as of the close of business three days prior to the Initial Date of Deposit. The United Kingdom Trust consists of common stocks of the ten companies in the Financial Times Industrial Ordinary Share Index* (the "FT Index" ) having the highest dividend yield as of the close of business three days prior to the Initial Date of Deposit. The Hong Kong Trust consists of common stocks of the ten companies in the Hang Seng Index* having the highest dividend yield as of the close of business three days prior to the Initial Date of Deposit. The publishers of these indexes have not participated in any way in the creation of the Trusts or in the selection of stocks included in the Trusts and have not approved any information herein relating thereto. Unless terminated earlier, the Trusts will terminate on December 27, 1996 and any securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units. Upon liquidation, Unitholders may choose either to reinvest their proceeds into the next Strategic Ten Series, if available, at a reduced sales charge or to receive a cash distribution, or, in the case of the United States Trust, to receive a pro rata distribution of the securities then included in such Trust (if they own the requisite number of Units).

Unless otherwise indicated, all amounts herein are stated in U.S. dollars. In the case of the United Kingdom and Hong Kong Trusts, these amounts are computed on the basis of the exchange rate for British pounds sterling or Hong Kong dollars, as applicable, on the Initial Date of Deposit.

* The publishers of these indexes have not granted to the Fund or the Sponsor a license to use these indexes and are not affiliated with the Sponsor.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Objective of the Fund. The objective of each Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with the preservation of invested capital, by investing in a portfolio of actively traded equity securities having the highest dividend yield in their respective stock exchange index as of the close of business three days prior to the Initial Date of Deposit ("Equity Securities" or "Securities" ). See "Portfolios" . Each Trust seeks to achieve better performance than the relevant index for such Trust. There is, of course, no guarantee that the objective of the Fund will be achieved.

Public Offering Price. The Public Offering Price per Unit of each Trust is equal to the aggregate underlying value of the Securities in such Trust plus or minus cash, if any, in the Capital and Income Accounts of such Trust, divided by the number of Units of such Trust outstanding, plus an initial sales charge equal to the difference between the maximum total sales charge for a Trust of 2.9% of the Public Offering Price and the maximum deferred sales charge for a Trust ($0.19 per Unit). Commencing on February 27, 1996, and on the 27th day of each month thereafter, through November 27, 1996, a deferred sales charge of $0.019 will be assessed per Unit per month. The monthly amount of the deferred sales charge will accrue on a daily basis from the 27th day of the month preceding a deferred sales charge payment date. Unitholders will be assessed that portion of the deferred sales charge accrued from the time they became Unitholders of record. Units purchased subsequent to the initial deferred sales charge payment will be subject only to that portion of the deferred sales charge payments not yet collected. This deferred sales charge will be paid from funds in the Income Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unitholders on a per Unit basis will be 2.9% of the Public Offering Price (2.929% of the aggregate value of the Securities in such Trust), subject to reduction as set forth in "Public Offering--General" . In the case of the United Kingdom and Hong Kong Trusts, the Public Offering Price per Unit is based on the aggregate value of the Securities computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars during the initial offering period and on the bid side value for the secondary market transactions and includes the commissions and stamp taxes associated with acquiring the Securities during the initial offering period and the liquidation costs associated with selling Securities to meet redemptions or upon Trust termination. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 2,500 Units of a Trust. If Units were available for purchase at the opening of business on the Initial Date of Deposit (except for the United Kingdom Trust as of 11:30 a.m. New York time on the Initial Date of Deposit), the Public Offering Price per Unit for each Trust would have been that amount set forth under "Summary of Essential Financial Information" . Except as provided in "Public Offering--Unit Distribution" , the minimum purchase is 100
Units. See "Public Offering".

Additional Deposits. The Sponsor may, from time to time after the Initial Date of Deposit, deposit additional Securities in the Trusts, provided it maintains, as nearly as is practicable, the original proportionate relationship of the Equity Securities in each Trust's portfolio. See "The Fund".

Dividend and Capital Gains Distributions. Distributions of dividends and realized capital gains, if any, received by a Trust will be paid in cash on the applicable Distribution Date to Unitholders of record of such Trust on the record date as set forth in the "Summary of Essential Financial
Information" . The estimated distribution for each Trust will be $, $ and $ per Unit for the United States, United Kingdom and Hong Kong Trusts, respectively, and will be made on May 31, 1996 to Unitholders of record on May 15, 1996. Any distribution of income and/or capital gains for a Trust will be net of the expenses of such Trust. See "Taxation" . Additionally, upon surrender of Units for redemption or termination of a Trust, the Trustee will distribute to each Unitholder his pro rata share of such Trust's assets, less expenses, in the manner set forth under "Rights of Unitholders--Distributions of Income and Capital".

Secondary Market For Units. Although not obligated to do so, the Sponsor currently intends to maintain a market for Units of the Trusts through May 27, 1996 and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities in the applicable Trust (generally determined by the closing sale prices of the Securities) plus or minus cash, if any, in the Capital and Income Accounts of such Trust. If a secondary market is not maintained, a Unitholder may redeem Units at prices based upon the aggregate underlying value of the Equity Securities in the applicable Trust plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of such Trust. See "Rights of Unitholders--Redemption of Units" . Units sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

A Unitholder in the United States Trust tendering 2,500 or more Units for redemption may request a distribution of shares of Securities (reduced by customary transfer and registration charges) in lieu of payment in cash. See "Rights of Unitholders--Redemption of Units" .

Termination. The Fund will terminate approximately one year after the Initial Date of Deposit regardless of market conditions at that time. Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trusts. The Sponsor will determine the manner, timing and execution of the sale of the Securities. Written notice of any termination of the Trusts shall be given by the Trustee to each Unitholder at his address appearing on the registration books of the Trusts maintained by the Trustee. At least 30 days prior to the Mandatory Termination Date the Trustee will provide written notice thereof to all Unitholders and in the case of the United States Trust will include with such notice a form to enable Unitholders of such Trust to elect a distribution of shares of the Securities (reduced by customary transfer and registration charges) if such Unitholder owns at least 2,500 Units of the United States Trust, rather than to receive payment in cash for such Unitholder's pro rata share of the amounts realized upon the disposition of such Securities. Unitholders will receive cash in lieu of any fractional shares. To be effective, the election form, and any other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. Unitholders of each of the Trusts may elect to become Rollover Unitholders as described in "Special Redemption and Rollover in New Fund" below. Rollover
Unitholders will not receive the final liquidation distribution but will receive units of a new Series of the Strategic Ten Trust, if one is being offered. Unitholders not electing the Rollover Option or a distribution of shares of Securities (in the case of the United States Trust) will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trusts are terminated. See "Fund Administration--Amendment or Termination" .

Reinvestment Option. Unitholders will initially have their distributions reinvested into additional Units of the applicable Trust subject only to the remaining deferred sales charge payments as set forth below, if Units are available at the time of reinvestment, or, upon request, either reinvested into an open-end management investment company as described herein or distributed in cash. See "Rights of Unitholders--Reinvestment Option" .

Special Redemption and Rollover in New Fund. Unitholders will have the option, subject to any necessary regulatory approval, of specifying by the Rollover Notification Date stated in "Summary of Essential Financial
Information" to have all of their Units redeemed and the distributed Securities sold by the Trustee, in its capacity as Distribution Agent, on the Special Redemption Date. (Unitholders so electing are referred to herein as "Rollover Unitholders" .) The Distribution Agent will appoint the
Sponsor as its agent to determine the manner, timing and execution of sales of underlying Securities. The proceeds of the redemption will then be invested in Units of a new Series of the Strategic Ten Trust (the "1996 Fund" ), if one is offered, at a reduced sales charge (anticipated to be 1.9% of the Public Offering Price of the 1996 Fund). The Sponsor may, however, stop offering units of the 1996 Fund at any time in its sole discretion without regard to whether all the proceeds to be invested have been invested. Cash which has not been invested on behalf of the Rollover Unitholders in the 1996 Fund will be distributed shortly after the Special Redemption Date. However, the Sponsor anticipates that sufficient Units will be available, although moneys in this Fund may not be fully invested on the next business day. The portfolios of the 1996 Fund will contain the ten common stocks in each of the Dow Jones Industrial Average, FT Index, and Hang Seng Index having the highest dividend yield as of a day shortly prior to the initial date of deposit of the 1996 Fund. Rollover Unitholders will receive the amount of dividends in the applicable Income Account of each Trust which will be included in the reinvestment in units of the 1996 Fund.

Risk Factors. An investment in the Fund should be made with an understanding of the risks associated therewith, including the possible deterioration of either the financial condition of the issuers or the general condition of the stock market and currency fluctuations, the lack of adequate financial information concerning an issuer and exchange control restrictions impacting foreign issuers. For certain risk considerations related to the Trusts, see "Risk Factors" . Units of the Fund are not deposits or obligations of, and are not guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency and involve investment risk, including the possible loss of principal.

VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 22
Summary of Essential Financial Information
     At the close of the relevant stock market on November 26, 1995
(for the United States Trust) and November 27, 1995
(for the United Kingdom and Hong Kong Trusts)

Sponsor:       Van Kampen American Capital Distributors, Inc.
Supervisor:    Van Kampen American Capital Investment Advisory Corp.
               (A subsidiary of the Sponsor)
Evaluator:     American Portfolio Evaluation Services
               (A division of a subsidiary of the Sponsor)
Trustee:       The Bank of New York

                                                                                          United  United
                                                                                          States  Kingdom  Hong Kong
GENERAL INFORMATION                                                                       Trust   Trust    Trust
Number of Units..........................................................................
Fractional Undivided Interest in the Trust per Unit......................................
Public Offering Price: ..................................................................
 Aggregate Offering Price of Securities in Portfolio <F1>................................ $       $        $
 Aggregate Offering Price of Securities per Unit......................................... $       $        $
 Maximum Sales Charge 2.9% (2.929% of the Aggregate Value of Securities per Unit) <F2>... $       $        $
Less Deferred Sales Charge per Unit...................................................... $       $        $
 Public Offering Price per Unit <F2><F3>................................................. $       $        $
Maximum Redemption Price per Unit <F4>................................................... $       $        $
Initial Secondary Market Repurchase Price per Unit ...................................... $       $        $
Excess of Public Offering Price per Unit over Redemption Price per Unit.................. $       $        $
Calculation of Estimated Net Annual Dividends per Unit <F5>:.............................
Estimated Gross Annual Dividends per Unit................................................ $       $        $
Less: Estimated Annual Expense per Unit ................................................. $       $        $
Estimated Net Annual Dividends per Unit ................................................. $       $        $
Estimated Annual Organizational Expenses per Unit <F6>................................... $       $        $
                                                                                           Maximum of $.0025
Supervisor's Annual Supervisory Fee .....................................................  per Unit
                                                                                           Maximum of $.0025
Evaluator's Annual Evaluation Fee........................................................  per Unit
Rollover Notification Date ..............................................................  November 15, 1996
Special Redemption Date..................................................................  December 27, 1996
Mandatory Termination Date ..............................................................  December 27, 1996
                                                                                           Each Trust may be
                                                                                           terminated if the
                                                                                           net asset value
                                                                                           of such Trust is
                                                                                           less than
                                                                                           $500,000 unless
                                                                                           the net asset
                                                                                           value of such
                                                                                           Trust's deposits
                                                                                           has exceeded
                                                                                           $15,000,000, then
                                                                                           the Trust
                                                                                           Agreement may be
                                                                                           terminated if the
                                                                                           net asset value
                                                                                           of the Trust is
                                                                                           less than
Minimum Termination Value................................................................  $3,000,000.


Trustee's Annual Fee <F7>........................$.008 per Unit
Income and Capital Account Distribution Record
 Dates ..........................................May 15, 1996 and December 17, 1996
Income and Capital Account Distribution Dates....May 31, 1996 and January 7, 1997
                                                 Close of the relevant stock market
                                                 (generally 4:00 P.M. New York time for
                                                 the United States Trust, 11:30 A.M. New
                                                 York time for the United Kingdom Trust
                                                 and 3:30 A.M. New York time for the Hong
Evaluation Time..................................Kong Trust)

<F1>Each Equity Security is valued at the closing sale price. The aggregate value of Securities in each of the United Kingdom and Hong Kong Trusts represents the U.S. dollar value based on the offering side value of the currency exchange rates for the British pound sterling and the Hong Kong dollar, as applicable, at the relevant Evaluation Time on the date of this "Summary of Essential Financial Information" and includes the commissions and stamp taxes associated with acquiring such Securities.

<F2>The Maximum Sales Charge consists of an initial sales charge and a deferred sales charge. The initial sales charge is applicable to all Units and represents an amount equal to the difference between the Maximum Sales Charge for a Trust of 2.9% of the Public Offering Price and the amount of the maximum deferred sales charge of $0.19 per Unit. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in the Trust. In addition to the initial sales charge, Unitholders will pay a deferred sales charge of $0.019 per Unit commencing February 27, 1996 and on the 27th day of each month thereafter through November 27, 1996. Units purchased subsequent to the initial deferred sales charge payment will be subject only to that portion of the deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Income Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge will be 2.9% of the Public Offering Price (2.929% of the aggregate value of the Securities in the Trust). Unitholders of Van Kampen Merritt Equity Opportunity Trust, Series 9 who have elected to become Rollover Unitholders into the Fund are entitled to purchase Units of a Trust subject to a sales charge of 1.9% of the Public Offering Price (1.919% of the aggregate value of the Securities), all of which will be deferred as provided herein. See the "Fee Table" below and "Public Offering Price--Offering Price" .

<F3>On the Initial Date of Deposit there will be no cash in the Income or Capital
Accounts. Anyone ordering Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts. In the case of the United Kingdom and Hong Kong Trusts, the Public Offering Price per Unit is based on the aggregate value of the Securities computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars and includes the commissions and stamp taxes associated with acquiring such Securities.

<F4>In the case of the United Kingdom and Hong Kong Trusts, the Redemption Price
per Unit is based on the aggregate value of the Securities computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars and includes each Trust's estimated costs of liquidating Securities to meet redemptions ($0.01 and $0.03 per Unit for the United
Kingdom Trust and Hong Kong Trust, respectively).

<F5>Estimated annual dividends are based on the most recently paid dividends or, in the case of the United Kingdom and Hong Kong Trusts, on the most recent interim and final dividends paid.

<F6>Each Trust (and therefore Unitholders of the respective Trust) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over the life of the Trusts. See "Fund Operating Expenses" and "Statements of Condition" . Historically, the sponsors of unit investment trusts have paid all of the costs of establishing such trusts. Estimated Annual Organizational Expenses per Unit have been estimated based on a projected trust size of $10,000,000, $2,000,000 and $2,000,000 for the
United States, Unites Kingdom and Hong Kong Trusts, respectively. To the extent a Trust is larger or smaller, the actual organizational expenses paid by such Trust (and therefore by its Unitholders) will vary from the estimated amount set forth above.

<F7>In addition, in connection with the United Kingdom Trust and the Hong Kong
Trust the Trustee will receive additional annual compensation, payable in monthly installments, of $.30 per $1,000 and $.80 per $1,000 of market value of Equity Securities held in a sub-custodian account at month end, of the United Kingdom Trust and Hong Kong Trust, respectively.

FEE TABLE

This Fee Table is intended to assist investors in understanding the costs and expenses that an investor in a Trust will bear directly or indirectly. See "Public Offering Price--Offering Price" and "Fund Operating Expenses". Although each Trust has a term of only one year, and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees. The examples below assume that the principal amount of and distributions on an investment are rolled over each year into a new Strategic Ten Trust subject only to the anticipated reduced sales charge applicable to Rollover Unitholders. See "Right of Unitholders--Special Redemption and Rollover in New Fund." Investors should note that while these examples are based on the public offering price and the estimated fees for the current Trust series, the actual public offering price and fees for any new Strategic Ten Trust created in the future periods indicated could vary from those of the current Trust series.
United States Trust

                                                                                                          Amount Per
Unitholder Transaction Expenses (as of the Initial Date of Deposit)                                       100 Units
 Maximum Initial Sales Charge Imposed on Purchase (as a percentage of offering price)     1.00% <F1>     $        10.00
 Deferred Sales Charge per Year (as a percentage of offering price)                       1.90% <F2>              19.00
                                                                                          2.90%          $        29.00
 Maximum Sales Charge Imposed Per Year on Reinvested Dividends                            1.90% <F3>     $        19.00
Estimated Annual Fund Operating Expenses (as of the Initial Date of Deposit)
(as a percentage of net assets)
 Trustee's Fee                                                                            %              $         0.80
 Portfolio Supervision and Evaluation Fees                                                %                        0.50
 Organizational Expenses                                                                  %
 Other Operating Expenses                                                                 %                        0.35
Total                                                                                     %              $

Example

                                                                                              Cumulative Expenses Paid for Period
                                                                                              of:

                                                                                              1 Year      3 Years     5 Years    0
An investor would pay the following expenses on a $1,000 investment, assuming a 5% annual
return and redemption at the end of each time period                                         $           $           $           $

United Kingdom Trust

                                                                                                          Amount Per
Unitholder Transaction Expenses (as of the Initial Date of Deposit)                                       100 Units
 Maximum Initial Sales Charge Imposed on Purchase (as a percentage of offering price)     1.00% <F1>     $        10.00
 Deferred Sales Charge per Year (as a percentage of offering price)                       1.90% <F2>              19.00
                                                                                          2.90%          $        29.00
 Maximum Sales Charge Imposed Per Year on Reinvested Dividends                            1.90% <F3>     $        19.00
Estimated Annual Fund Operating Expenses (as of the Initial Date of Deposit)
(as a percentage of net assets)
 Trustee's Fee                                                                            %              $         0.80
 Portfolio Supervision and Evaluation Fees                                                %                        0.50
 Organizational Expenses                                                                  %
 Other Operating Expenses                                                                 %                        0.64
Total                                                                                     %              $

Example

                                                                                              Cumulative Expenses Paid for Period
                                                                                              of:

                                                                                              1 Year      3 Years     5 Years    0
An investor would pay the following expenses on a $1,000 investment, assuming a 5% annual
return and redemption at the end of each time period                                         $           $           $           $

Hong Kong Trust

                                                                                                          Amount Per
Unitholder Transaction Expenses (as of the Initial Date of Deposit)                                       100 Units
 Maximum Initial Sales Charge Imposed on Purchase (as a percentage of offering price)     1.00% <F1>     $        10.00
 Deferred Sales Charge per Year (as a percentage of offering price)                       1.90% <F2>              19.00
                                                                                          2.90%          $        29.00
 Maximum Sales Charge Imposed Per Year on Reinvested Dividends                            1.90% <F3>     $        19.00
Estimated Annual Fund Operating Expenses (as of the Initial Date of Deposit)
(as a percentage of net assets)
 Trustee's Fee                                                                            %              $         0.80
 Portfolio Supervision and Evaluation Fees                                                %                        0.50
 Organizational Expenses                                                                  %
 Other Operating Expenses                                                                 %
Total                                                                                     %              $

Example

                                                                                              Cumulative Expenses Paid for Period
                                                                                              of:

                                                                                              1 Year      3 Years     5 Years    0
An investor would pay the following expenses on a $1,000 investment, assuming a 5% annual
return and redemption at the end of each time period                                         $           $           $           $

The examples assume reinvestment of all dividends and distributions and utilize a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. Investors should note that, because the Estimated Annual Trust Operating Expenses are imposed on a per Unit basis rather than as a percentage of net asset value, the 5% annual return mandated by S.E.C. regulations applicable to mutual funds does not impact the cumulative expenses estimated for each period. For purposes of the examples, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The examples should not be considered representations of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the examples.

The Maximum Initial Sales Charge is actually the difference between 2.90% and the maximum deferred sales charge ($19.00 per 100 Units) and would exceed 1% if the Public Offering Price exceeds $1,000 per 100 Units.

The actual fee is $1.90 per month per 100 Units, irrespective of purchase or redemption price, deducted in each of the last 10 months of each one-year Trust. If a holder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If Unit price exceeds $10 per Unit, the deferred portion of the sales charge will be less than 1.90%; if Unit price is less than $10 per Unit, the deferred portion of the sales charge will exceed 1.90%. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected.

Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Rights of Unitholders
--Reinvestment Option" .

THE FUND

Van Kampen American Capital Equity Opportunity Trust, Series 22 is comprised of three unit investment trusts: Strategic Ten Trust United States Portfolio, Series 6, Strategic Ten Trust United Kingdom Portfolio, Series 6, and Strategic Ten Trust Hong Kong Portfolio, Series 6. The Fund was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement" ), dated the date of this Prospectus
(the "Initial Date of Deposit" ), among Van Kampen American Capital Distributors, Inc., as Sponsor, Van Kampen American Capital Investment Advisory Corp., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator.

The Fund offers investors the opportunity to purchase Units representing proportionate interests in portfolios of actively traded equity securities which are components of the Dow Jones Industrial Average, the FT Index, or the Hang Seng Index. The Trusts consist of common stocks of the ten companies in these indexes having the highest dividend yield as of the close of business three days prior to the Initial Date of Deposit. This yield is historical and there is no assurance that any dividends will be declared or paid in the future on the Securities in the Trusts. See "Risk Factors" . The publishers of the Dow Jones Industrial Average, FT Index, and Hang Seng Index have not participated in any way in the creation of the Fund or in selection of the stocks included in the Trusts and have not approved any information herein relating thereto. The Fund may be an appropriate medium for investors who desire to participate in portfolios of common stocks with greater diversification than they might be able to acquire individually and who are seeking to achieve a better performance than the related indexes through an investment in the highest dividend yielding stocks of these indexes. An investment in approximately equal values of such stocks each year has in most instances provided a higher total return than investments in all of the stocks which are components of the respective indexes. See "Trust Portfolios"
 . Unless terminated earlier, the Trusts will terminate on the Mandatory Termination Date set forth under "Summary of Essential Financial
Information" and any securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units. Upon liquidation, Unitholders may choose either to reinvest their proceeds into their respective Series of a subsequent Series of Strategic Ten Trust, if available, at a reduced sales charge, to receive, in the case of the United States Trust, a pro rata distribution of the Securities then included in such Trust (if they own the requisite minimum number of Units) or to receive a cash distribution.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Securities indicated under "Portfolios" herein, including delivery statements relating to contracts for the purchase of certain such Securities and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for such Securities (and contracts) so deposited, delivered to the Sponsor documentation evidencing the ownership of that number of Units of the Trusts indicated in "Summary of Essential Financial Information" . Unless otherwise terminated as provided in the Trust Agreement, the Trusts will terminate on the Mandatory Termination Date, and Securities then held will within a reasonable time thereafter be liquidated or distributed by the Trustee.

Additional Units of the Trusts may be issued at any time by depositing in the Trusts additional Securities or contracts to purchase securities together with irrevocable letters of credit or cash. As additional Units are issued by the Trusts as a result of the deposit of additional Securities by the Sponsor, the aggregate value of the Securities in the Trusts will be increased and the fractional undivided interest in the Trusts represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities into the Trusts following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, as nearly as practicable, the original proportionate relationship of the Equity Securities in each Trust's portfolio based on the number of shares of the Equity Securities. Any deposit by the Sponsor of additional Equity Securities will duplicate, as nearly as is practicable, this original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the actual proportionate relationship may be different than the original proportionate relationship. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in the Trusts on the Initial, or any subsequent, Date of Deposit.

Each Unit of a Trust initially offered represents an undivided interest in such Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

OBJECTIVES AND SECURITIES SELECTION

The objective of each Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income by investing in a portfolio of common stocks of the ten companies in the Dow Jones Industrial Average, FT Index, and Hang Seng Index, respectively, having the highest dividend yield as of the close of business three days prior to the Initial Date of Deposit. In seeking this objective, the Sponsor also considered the ability of the Equity Securities to outpace inflation. While inflation is currently relatively low, the United States has historically experienced periods of double-digit inflation. While the prices of equity securities will fluctuate, over time equity securities have outperformed the rate of inflation, and other less risky investments, such as government bonds and U.S. Treasury bills. Past performance is, however, no guarantee of future results.

The following chart shows the average annual compounded rate of return of selected asset classes over a 25 year period ending December 31, 1994, compared to the rate of inflation over the same period. Of course, this chart represents past performance of these investment categories and there is no guarantee of future results, either of these categories or of any Strategic Ten Trust. The Strategic Ten Trusts also have sales charges and expenses which are not reflected in the chart.

 Stocks (Dow
 Jones Industrial
 Average)
 25 yr      10.85%

 Long-term U.S.
 Government
 25 yr      8.60%

 U.S. Treasury
 bills (short
 term)
 25 yr      6.80%

 Consumer Price
 Index
 25 yr      5.50%

0 2 4 6 8 10121416182022%
Source: Ibbotson Associates
and Micropal, Inc.

The Fund will terminate approximately one year from the date of this Prospectus. The companies represented in the Trusts are some of the most well-known and highly capitalized companies in the United States, the United Kingdom and Hong Kong. An investment in approximately equal values of the ten highest yielding stocks in the Dow Jones Industrial Average for a period of one year would have, in 14 of the last 20 years, yielded a higher total return than an investment in all of the stocks comprising the Dow Jones Industrial Average. A similar investment in the ten highest yielding stocks in the FT Index for a period of one year would have, in 14 of the last 20 years, yielded a higher total return than an investment in all of the stocks comprising the FT Index. Furthermore, a similar investment in the ten highest yielding stocks in the Hang Seng Index for a period of one year would have, in 11 of the last 17 years, yielded a higher total return than an investment in all of the stocks comprising the Hang Seng Index. See the table entitled "Comparison of Dividends, Appreciation and Total Return" for the applicable Trust under "Trust Portfolios" . It should be noted that the foregoing yield comparisons do not take into account any expenses or sales commissions which would arise from an investment in Units of the Trusts. The Trusts seek to achieve better performances than the related indexes through similar investment strategy. Investment in a number of companies having high dividends relative to their stock prices (usually because their stock prices are undervalued) is designed to increase each Trust's potential for higher returns. There is, of course, no assurance that a Trust (which includes expenses and sales charges) will achieve its objective.

Investors will be subject to taxation on the dividend income received by the Trusts and on gains from the sale or liquidation of Securities. The tax consequences affecting Unitholders will vary in each of the respective Trusts (see "Taxation" ). Investors should be aware that there is not any guarantee that the objective of the Trusts will be achieved because it is subject to the continuing ability of the respective issuers to declare and pay dividends and because the market value of the Securities can be affected by a variety of factors. Common stocks may be especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. Investors should be aware that there can be no assurance that the value of the underlying Securities will increase or that the issuers of the Securities will pay dividends on outstanding common shares. Any distribution of income will generally depend upon the declaration of dividends by the issuers of the Securities and the declaration of any dividends depends upon several factors including the financial condition of the issuers and general economic conditions. In addition, a decrease in the value of the British pound sterling or Hong Kong dollar relative to the U.S. dollar will adversely affect the value of the relevant Trust's assets and income and the value of the Units of that Trust. See "Risk Factors" .

Investors should note that the above criteria were applied to the Securities for inclusion in the Trusts as of the Initial Date of Deposit. Subsequent to the Initial Date of Deposit, the Securities may no longer be included in the Dow Jones Industrial Average, FT Index, or Hang Seng Index or may not be providing one of the ten highest dividend yields within these indexes. Should a Security no longer be included in these indexes or not be one of the ten highest in dividend yield, such Security will not as a result thereof be removed from a Trust portfolio.

Investors should be aware that the Fund is not a "managed" fund and as a result the adverse financial condition of a company will not result in its elimination from the portfolio except under extraordinary circumstances (see "Fund Administration--Portfolio Administration" ). In addition,
Securities will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. Investors should note in particular that the Securities were selected by the Sponsor three days prior to the date the Securities were purchased by the Trusts. The Trusts may continue to hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed and, if the evaluation were performed again at that time, the Securities would not be selected for the Trusts.

TRUST PORTFOLIOS

Each Trust consists of ten common stocks of the respective indices having the highest dividend yield as of the close of business three days prior to the Initial Date of Deposit. In the case of the United States Trust, the yield for each Equity Security was calculated by annualizing the last dividend paid and dividing the result by the market value of the Equity Security as of the close of business three days prior to the Initial Date of Deposit. In the case of the United Kingdom Trust and the Hong Kong Trust, the yield for each Equity Security was calculated by adding together the most recent interim dividend and the final dividend paid* and dividing the result by the market value of the Equity Security as of the close of business three days prior to the Initial Date of Deposit. An investment in each Trust involves the purchase of a quality portfolio of attractive equities with high dividend yields in one convenient purchase.

Each Trust consists (a) of the Equity Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in such Trust, (b) any additional Equity Securities acquired and held by such Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in such Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on or before the next scheduled distribution date.

Investors should note that the above criteria were applied to the Equity Securities selected for inclusion in each Trust portfolio as of the date indicated above. Since the Sponsor may deposit additional Equity Securities which were originally selected through this process, the Sponsor may continue to sell Units of a Trust even though yields on these Equity Securities may have changed subsequent to the Initial Date of Deposit or the Equity Securities may no longer be included in the respective index, and therefore the Equity Securities would no longer be chosen for deposit into a Trust if the selection process were to be made again at a later time.

*Generally, United Kingdom and Hong Kong companies pay one interim and one final dividend per fiscal year.

United States Trust

The Dow Jones Industrial Average. The Dow Jones Industrial Average ("
DJIA" ) was first published in The Wall Street Journal in 1896. Initially consisting of just 12 stocks, the DJIA expanded to 20 stocks in 1916 and its present size of 30 stocks on October 1, 1928. The companies which make up the DJIA have remained relatively constant over the life of the DJIA. Taking into account name changes, 9 of the original DJIA companies are still in the DJIA today. For two periods of 17 consecutive years, March 14, 1939-July 1956 and June 1, 1959-August 6, 1976, there were no changes to the list. The following is the list as it currently appears:

 Allied Signal                             Goodyear Tire & Rubber Company
 Aluminum Company of America               International Business Machines Corporation
 American Express Company                  International Paper Company
 American Telephone & Telegraph Company    McDonald's Corporation
 Bethlehem Steel Corporation               Merck & Company, Inc.
 Boeing Company                            Minnesota Mining & Manufacturing Company
 Caterpillar Inc.                          J.P. Morgan & Company, Inc.
 Chevron Corporation                       Philip Morris Companies, Inc.
 Coca-Cola Company                         Procter & Gamble Company
 Walt Disney Company                       Sears, Roebuck and Company
 E.I. du Pont de Nemours & Company         Texaco, Inc.
 Eastman Kodak Company                     Union Carbide Corporation
 Exxon Corporation                         United Technologies Corporation
 General Electric Company                  Westinghouse Electric Corporation
 General Motors                            Woolworth Corporation

United States Trust Portfolio

The United States Trust consists of common stocks of those ten companies in the Dow Jones Industrial Average which had the highest dividend yield as of the close of business three days prior to the Initial Date of Deposit. The United States Trust consists of common stocks of the following ten companies:

The following table sets forth a comparison of the dividends, appreciation and total return of the ten highest yielding DJIA common stocks (the "10
Highest Yielding DJIA Stocks" ) with those of all common stocks comprising the DJIA. It should be noted that the common stocks comprising the 10 Highest Yielding DJIA Stocks may not be the same stocks from year to year and may not be the same common stocks as those included in the United States Trust.

COMPARISON OF DIVIDENDS, APPRECIATION AND TOTAL RETURN
10 Highest Yielding DJIA Stocks <F1>*                      Dow Jones Industrial Average*
                              Actual                                            Actual
                              Dividend      Total                               Dividend      Total
Year     Appreciation <F2>    Yield <F3>    Return <F4>    Appreciation <F2>    Yield <F3>    Return <F4>
1975     50.70%               8.41%         59.11%         39.35%               4.39%         43.74%
1976     26.18                6.87          33.05          17.00                4.12          21.12
1977     (10.30)              6.03          (4.27)         (17.27)              5.51          (11.76)
1978     (7.68)               7.35          (0.33)         (3.15)               6.03          2.88
1979     4.25                 8.29          12.54          4.19                 6.08          10.27
1980     20.57                8.41          28.98          14.93                5.64          20.57
1981     (2.15)               8.05          5.90           (9.23)               6.42          (2.81)
1982     22.33                8.10          30.43          19.61                5.17          24.78
1983     31.17                7.72          38.89          20.27                4.47          24.74
1984     (3.46)               13.96         10.50          (3.74)               5.00          1.26
1985     18.64                6.83          25.47          27.66                4.01          31.67
1986     18.70                5.92          24.62          22.58                3.54          26.12
1987     5.60                 4.71          10.31          2.26                 3.67          5.93
1988     15.05                5.48          20.53          11.85                3.67          15.52
1989     26.19                6.95          33.14          26.96                3.74          30.70
1990     (12.28)              4.91          (7.37)         (4.34)               3.94          (0.40)
1991     27.73                4.68          32.41          20.32                3.00          23.32
1992     0.32                 4.58          4.90           4.17                 3.05          7.22
1993     19.74                7.60          27.34          13.72                2.65          16.37
1994     (0.07)               4.08          4.01           2.14                 2.75          4.89

* This data has been obtained from a variety of sources and is generally considered reliable. However, reasonable assumptions were relied on where data was either unavailable or only partially available and these assumptions could have a material impact on the historical performance calculations.

<F1>The 10 Highest Yielding DJIA Stocks for each period were identified by ranking the dividend yield for each of the stocks in the DJIA by taking the last dividend declared and multiplying it by four (annualizing the dividend) and dividing the result by the stock's market value on the first trading day on the New York Stock Exchange in the period.

<F2>The appreciation for each of the 10 Highest Yielding DJIA Stocks is calculated by subtracting the market value of such stocks as of the first trading day on the New York Stock Exchange in the period from the market value of such stocks as of the last trading day in that period, and dividing that result by the market value of such stocks as of the first trading day in that period. The appreciation for the 10 Highest Yielding DJIA Stocks is calculated by summing the appreciation for each of the 10 Highest Yielding DJIA Stocks and dividing the summation by 10. The percentage appreciation for the DJIA is calculated by subtracting the opening value of the DJIA as of the first trading day in the period from the closing value of the DJIA as of the last trading day in that period, and dividing that result by the opening value of the DJIA as of the first trading day in the period.

<F3>The actual dividend yield for each of the 10 Highest Yielding DJIA Stocks is calculated by adding together the total dividends paid on such stocks in the period and dividing the result by the market value of such stocks as of the first trading day in the period. Actual dividend yield for the DJIA was obtained from Barron's.

<F4>Total return represents the sum of appreciation and actual dividend yield.
Total return does not take into consideration any sales charges, commissions, expenses or taxes that will be incurred by the United States Trust. Total return does not take into consideration any reinvestment of dividend income.

The returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the United States Trust. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. As indicated in the above table, the 10 Highest Yielding DJIA Stocks underperformed the DJIA in 6 of the last 20 years and there can be no assurance that the United States Trust will outperform the DJIA over the life of such Trust or over consecutive rollover periods, if available. A Unitholder in the United States Trust would not necessarily realize as high a total return on an investment in the stocks upon which the returns shown above are based. The total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes, and such Trust may not be able to invest equally in the 10 Highest Yielding DJIA Stocks and may not be fully invested at all times.

The chart below represents past performance of the DJIA and the 10 Highest Yielding DJIA Stocks (but does not represent possible performance of the United States Trust which, as indicated above, includes certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or income taxes. Based on the foregoing assumptions, the compound annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the period referred to in the table were 18.4% and 14.0% for the 10 Highest Yielding DJIA Stocks and the DJIA, respectively. There can be no assurance that the United States Trust will outperform the DJIA over its one-year life or over consecutive rollover periods, if available.

         Value of $10,000
         Invested January 1, 1975
Period    10 Highest Yielding DJIA Stocks     DJIA
1975      $          15,911                  $    14,374
1976                 21,170                       17,410
1977                 20,266                       15,362
1978                 20,199                       15,805
1979                 22,732                       17,428
1980                 29,319                       21,013
1981                 31,049                       20,422
1982                 40,497                       25,483
1983                 56,247                       31,788
1984                 62,153                       32,188
1985                 77,983                       42,382
1986                 97,183                       53,452
1987                107,202                       56,622
1988                129,211                       65,410
1989                172,031                       85,491
1990                159,352                       85,149
1991                210,999                      105,006
1992                221,338                      112,587
1993                281,851                      131,017
1994                293,153                      137,424

United Kingdom Trust

The Financial Times Industrial Ordinary Share Index. The Financial Times Industrial Ordinary Share Index (the "FT Index" ) is comprised of 30 common stocks chosen by the editors of The Financial Times as representative of British industry and commerce. The FT Index began as the Financial News Industrial Ordinary Share Index in London in 1935 and became the Financial Times Industrial Ordinary Share Index in 1947. The following stocks are currently represented in the FT Index:

 ASDA Group                    Glaxo Wellcome Plc
 Allied Domecq Plc             Grand Metropolitan
 BICC Plc                      Guest Keen & Nettlefolds (GKN) Plc
 BOC Group                     Guinness
 BTR Plc                       Hanson Plc
 Blue Circle Industries Plc    Imperial Chemical Industries Plc
 Boots Co                      Lucas Industries Plc
 British Gas Plc               Marks & Spencer
 British Petroleum             National Westminster Bank
 British Telecom Plc           Peninsular & Oriental Steam Navigation Company
 British Airways               Reuters Holdings
 Cadbury Schweppes             Royal Insurance Holdings
 Courtaulds                    SmithKline Beecham
 Forte                         Tate & Lyle
 General Electric Plc          Thorn EMI

United Kingdom Trust Portfolio

The United Kingdom Trust consists of common stocks of those ten companies in the Financial Times Industrial Ordinary Share Index which had the highest dividend yield as of the close of business three days prior to the Initial Date of Deposit. The United Kingdom Trust consists of common stocks of the following ten companies:

The following table compares the actual performance of the FT Index and the ten stocks in the FT Index having the highest dividend yield in each of the past 20 years (the "10 Highest Yielding FT Index Stocks" ), as of
December 31 in each of those years. The FT Index statistics are based on a geometric, unweighted average of 30 companies, while the statistics for the 10 Highest Yielding FT Index Stocks are based on an approximately equal distribution (based on market price) of each of the ten stocks. None of the figures have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar (i.e. returns are stated in local currency terms). It should be noted that the common stocks comprising the 10 Highest Yielding FT Index Stocks may not be the same stocks from year to year and may not be the same common stocks as those included in the United Kingdom Trust.

COMPARISON OF DIVIDENDS, APPRECIATION AND TOTAL RETURN*
                                                           Financial Times Industrial Ordinary Share Index
10 Highest Yielding FT Index Stocks <F1>*                  (FT Index)*
                              Actual                                            Actual
                              Dividend      Total                               Dividend      Total
Year     Appreciation <F2>    Yield <F3>    Return <F4>    Appreciation <F2>    Yield <F3>    Return <F4>
1975      156.78%             18.66%        175.44%        145.15%              13.21%        158.36%
1976     (14.02)              10.39         (3.63)         (4.39)               6.81          2.42
1977     43.81                11.24         55.05          26.96                6.43          33.39
1978     (5.31)               8.59          3.28           (3.81)               5.76          1.95
1979     (11.12)              7.34          (3.78)         (5.75)               7.40          1.65
1980     7.69                 11.37         19.06          12.71                7.21          19.92
1981     7.56                 10.26         17.82          13.84                6.55          20.39
1982     14.76                8.60          23.36          16.31                5.37          21.68
1983     50.76                10.36         61.12          25.46                5.24          30.70
1984     27.56                7.57          35.13          13.25                5.26          18.51
1985     33.93                6.90          40.83          16.74                5.00          21.74
1986     17.72                6.27          23.99          14.27                4.17          18.44
1987     9.56                 5.50          15.06          4.32                 4.11          8.43
1988     11.32                6.01          17.33          7.02                 4.95          11.97
1989     34.33                6.80          41.13          30.93                5.89          36.82
1990     (9.87)               5.97          (3.90)         (13.39)              4.65          (8.74)
1991     5.40                 7.00          12.40          21.02                5.25          26.27
1992     23.60                6.09          29.69          14.68                3.98          18.66
1993     34.15                5.31          39.46          14.84                3.82          18.66
1994     (8.29)               5.07          (3.22)         (6.87)               4.50          (2.37)

* Source: Datastream International, Inc. and Extell Financial LTD. The Sponsor has not independently verified this data but has no reason to believe that this data is incorrect in any material respect. Reasonable assumptions were relied on where data was either unavailable or only partially available and these assumptions could have a material impact on the historical performance calculations.

<F1>The 10 Highest Yielding FT Index Stocks for each period were identified by ranking the dividend yield for each of the stocks in the FT Index by adding together the interim and final dividends paid in the prior period and dividing the result by that stock's market value on the first trading day on the London Stock Exchange in the then current period.

<F2>The percentage appreciation for each of the 10 Highest Yielding FT Index
Stocks is calculated by subtracting the market value of such stocks as of the first trading day on the London Stock Exchange in the period from the market value of such stocks as of the last trading day in that period, and dividing that result by the market value of such stocks as of the first trading day in that period. The percentage appreciation for the 10 Highest Yielding FT Index Stocks is calculated by summing the percentage appreciation for each of the 10 Highest Yielding FT Index Stocks and dividing the summation by 10. The percentage appreciation for the FT Index is calculated by subtracting the opening value of the FT Index as of the first trading day in the period from the closing value of the FT Index as of the last trading day in that period, and dividing that result by the opening value of the FT Index as of the first trading day in that period.

<F3>The actual dividend yield for each of the 10 Highest Yielding FT Index Stocks is calculated by adding together the interim and final dividends paid on such stocks in the period and dividing the result by the market value of such stocks as of the first trading day in that period.

<F4>Total return represents the sum of the percentage appreciation and actual dividend yield. Total return does not take into consideration any sales charges, commissions, expenses or taxes that will be incurred by the United Kingdom Trust. Total return does not take into consideration any reinvestment of dividend income and all returns are stated in terms of the local currency.

The returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the United Kingdom Trust. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. As indicated in the table above, the 10 Highest Yielding FT Index Stocks underperformed the FT Index in 6 of the last 20 years and there can be no assurance that such Trust will outperform the FT Index over the life of such Trust or over consecutive rollover periods, if available. A Unitholder in the United Kingdom Trust would not necessarily realize as high a total return on an investment in the stocks upon which the returns shown above are based. The total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes, and such Trust may not be able to invest equally in the 10 Highest Yielding FT Index Stocks and may not be fully invested at all times.

The chart below represents past performance of the FT Index and the 10 Highest Yielding FT Index Stocks (but not the United Kingdom Trust which as indicated above includes certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect commissions, custodial fees or income taxes. The annual figures in the following table have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar as described in the footnotes below. Based on the foregoing assumptions, the compound annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the period referred to in the table were 23.17% and 17.5% for the 10 Highest Yielding FT Index Stocks and the FT Index, respectively. There can be no assurance that the United Kingdom Trust will outperform the FT Index over its one-year life or over consecutive rollover periods, if available.

         Value of $10,000
         Invested January 1,
         1975<F1><F2>
Period    10 Highest Yielding FT Index Stocks FT Index
1975    $                              23,747  $   22,275
1976                                   19,238     19,178
1977                                   33,616     28,830
1978                                   36,974     31,301
1979                                   38,661     34,576
1980                                   49,567     44,650
1981                                   46,813     43,089
1982                                   48,792      44,299
1983                                   70,524      51,941
1984                                   76,029      49,108
1985                                  133,608      74,602
1986                                  169,960      90,651
1987                                  248,781     125,046
1988                                  280,287     134,446
1989                                  352,212     163,787
1990                                  405,121     178,903
1991                                  441,365     218,960
1992                                  462,191     209,790
1993                                  630,489     243,498
1994                                  646,200     251,758

<F1>The $10,000 initial investment was converted into British pounds sterling using the opening exchange rate at the beginning of each period.

<F2>The year-end total in British pounds sterling was converted into U.S. dollars using the ending exchange rate. This amount was then converted back into British pounds sterling using the opening exchange rate at the beginning of the next period.

Hong Kong Trust

The Hang Seng Index. The Hang Seng Index, first published in 1969, consists of 33 of the 358 stocks currently listed on the Stock Exchange of Hong Kong Ltd. (the "Hong Kong Exchange" ). The Hang Seng Index, which is representative of commerce and industry, finance, properties and utilities, is comprised of the following companies:

 Amoy Properties Ltd.                       HSBC Holdings Pic
 Bank of East Asia                          Hutchison Whampoa
 Cathay Pacific Airways                     Hysan Development Company Ltd.
 Cheung Kong                                Johnson Electric Holdings
 China Light & Power                        Miramar Hotel and Investment
 Citic Pacific                              New World Development Co. Ltd.
 Great Eagle Holdings                       Oriental Press Group
 Guangdong Investment                       Shangri-La Asia Ltd.
 Hang Lung Development Company              Shun Tak Holdings Ltd.
 Hang Seng Bank                             Sino Land Co. Ltd.
 Henderson Land Development Co. Ltd         South China Morning Post (Holdings)
 Hong Kong Aircraft Engineering Co. Ltd.    Sun Hung Kai Properties Ltd.
 Hong Kong and China Gas                    Swire Pacific (A)
 Hong Kong Electric Holdings Ltd.           TV Broadcasts
 Hong Kong and Shanghai Hotels              Wharf Holdings
 Hong Kong Telecommunications               Wheelock & Co.
 Hopewell Holdings

Hong Kong Trust Portfolio

The Hong Kong Trust consists of common stocks of those ten companies in the Hang Seng Index which had the highest dividend yield as of the close of business three days prior to the Initial Date of Deposit. The Hong Kong Trust consists of common stocks of the following ten companies:

The following table compares the actual performance of the Hang Seng Index and the ten stocks in the Hang Seng Index having the highest dividend yield in each of the past 17 years (the "10 Highest Yielding Hang Seng Index
Stocks" ), as of December 31 in each of those years. The Hang Seng Index statistics are based on a geometric, unweighted average of 33 companies, while the statistics for the 10 Highest Yielding Hang Seng Index Stocks are based on an approximately equal distribution (based on market price) of each of the ten stocks. None of the figures have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar (i.e. returns are stated in local currency terms). It should be noted that the common stocks comprising the 10 Highest Yielding Hang Seng Index Stocks may not be the same stocks from year to year and may not be the same common stocks as those included in the Hong Kong Trust.

COMPARISON OF DIVIDENDS, APPRECIATION AND TOTAL RETURN*
10 Highest Yielding Hang Seng Index Stocks <F1>*           Hang Seng Index*
                              Actual                                            Actual
                              Dividend      Total                               Dividend      Total
Year     Appreciation <F2>    Yield <F3>    Return <F4>    Appreciation <F2>    Yield <F3>    Return <F4>
1978      14.14%               8.36%         22.50%         9.15%                5.79%         14.94%
1979     62.53                10.08         72.61          69.85                5.79          75.64
1980     36.18                6.86          43.04          51.29                3.20          54.49
1981     (2.95)               7.77          4.82           (6.29)               3.38          (2.91)
1982     (38.74)              8.48          (30.26)        (50.21)              4.15          (46.06)
1983     5.64                 10.51         16.15          0.50                 7.07          7.57
1984     47.24                10.87         58.11          25.49                4.24          29.73
1985     35.63                7.48          43.11          42.31                3.95          46.26
1986     56.85                5.13          61.98          55.64                2.92          58.56
1987     (5.83)               4.25          (1.58)         (13.72)              1.83          (11.89)
1988     37.24                6.81          44.05          25.73                4.91          30.64
1989     0.78                 7.09          7.87           6.98                 4.31          11.29
1990     (2.05)               7.96          5.91           (1.25)               4.87          3.62
1991     40.04                10.67         50.71          42.18                6.34          48.52
1992     31.32                6.81          38.13          29.35                4.77          34.12
1993     100.46               8.70          109.16         116.65               4.35          121.00
1994     (39.00)              3.49          (35.51)        (33.07)              2.29          (30.78)

* Source: Datastream International, Inc. and The Hong Kong Stock Exchange. The
Sponsor has not independently verified this data but has no reason to believe that this data is incorrect in any material respect. Reasonable assumptions were relied on where data was either unavailable or only partially available and these assumptions could have a material impact on the historical performance calculations.

<F1>The 10 Highest Yielding Hang Seng Index Stocks for each period were identified by ranking the dividend yield for each of the stocks in the Hang Seng Index by adding together the interim and final dividends paid in the prior period and dividing the result by that stock's market value on the first trading day on the Hong Kong Stock Exchange in the then current period.

<F2>The percentage appreciation for each of the 10 Highest Yielding Hang Seng
Index Stocks is calculated by subtracting the market value of such stocks as of the first trading day on the Hong Kong Stock Exchange in the period from the market value of such stocks as of the last trading day in that period, and dividing the result by the market value of such stocks as of the first trading day in that period. The percentage appreciation for the 10 Highest Yielding Hang Seng Index Stocks is calculated by summing the percentage appreciation for each of the 10 Highest Yielding Hang Seng Index Stocks and dividing the summation by 10. The percentage appreciation for the Hang Seng Index is calculated by subtracting the opening value of the Hang Seng Index as of the first trading day in the period from the closing value of the Hang Seng Index as of the last trading day in that period, and dividing that result by the opening value of the Hang Seng Index as of the first trading day in that period.

<F3>The actual dividend yield for each of the 10 Highest Yielding Hang Seng Index
Stocks is calculated by adding together the interim and final dividends paid on such stocks in the period and dividing the result by the market value of such stocks as of the first trading day in that period.

<F4>Total return represents the sum of percentage appreciation and actual dividend yield. Total return does not take into consideration any sales charges, commissions, expenses or taxes that will be incurred by the Hong Kong Trust.
Total return does not take into consideration any reinvestment of dividend income and all returns are stated in terms of the local currency.

The returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Hong Kong Trust. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. As indicated in the table above, the 10 Highest Yielding Hang Seng Index Stocks underperformed the Hang Seng Index in 6 of the last 17 years and there can be no assurance that the Hong Kong Trust will outperform the Hang Seng Index over the life of such Trust or over consecutive rollover periods, if available. A Unitholder in the Hong Kong Trust would not necessarily realize as high a total return on an investment in the 10 stocks upon which the returns shown above are based. The total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes, and such trust may not be able to invest equally in the 10 Highest Yielding Hang Seng Index Stocks and may not be fully invested at all times.

The chart below represents past performance of the Hang Seng Index and the 10 Highest Yielding Hang Seng Index Stocks (but not the Hong Kong Trust which as indicated above includes certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect commissions, custodial fees or income taxes. The annual figures in the following table have been adjusted to take into account the effect of currency exchange rate fluctuations on the U.S. dollar as described in the footnotes below. Based on the foregoing assumptions, the compound annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the period referred to in the table were 21.0% and 16.15% for the 10 Highest Yielding Hang Seng Index Stocks and the Hang Seng Index, respectively. There can be no assurance that the Hong Kong Trust will outperform the Hang Seng Index over its one-year life or over consecutive rollover periods, if available.

         Value of $10,000 Invested
         January 1, 1978<F1><F2>
          10 Highest Yielding Hang Seng Index
Period    Stocks                               Hang Seng Index
1978      $                            11,792  $                                    11,065
1979                                   19,788                                       18,893
1980                                   27,314                                       28,166
1981                                   25,712                                       24,560
1982                                   15,745                                       11,633
1983                                   15,226                                       10,419
1984                                   23,959                                       13,452
1985                                   34,332                                       19,700
1986                                   55,739                                       31,309
1987                                   55,056                                       27,686
1988                                   78,863                                       35,965
1989                                   85,056                                       40,016
1990                                   90,176                                       41,511
1991                                  136,266                                       61,815
1992                                  189,126                                       83,304
1993                                  396,643                                      184,593
1994                                  255,310                                      127,533

<F1>The $10,000 initial investment was converted into Hong Kong dollars using the opening exchange rate at the beginning of each period.

<F2>The year-end total in Hong Kong dollars was converted into U.S. dollars using the ending exchange rate. This amount was then converted back into Hong Kong dollars using the opening exchange rate at the beginning of the next period.

Combined Strategy

The following table compares the total returns (change in share prices plus dividends reinvested at the end of each year) for various periods and cumulative performance of hypothetical investments in the ten highest dividend yielding stocks in each of the Dow Jones Industrial Average, the Financial Times Industrial Ordinary Share Index and the Hang Seng Index with an investment of equal amounts in all three (the "Combined Strategy" ).
These figures do not reflect commissions or taxes, nor the performance of the Fund, which is subject to sales charges and expenses. This represents past performance and should not be considered indicative of future results. Both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Also, in the case of the Foreign Trusts there are additional risks associated with investments denominated in foreign currencies. However, it indicates that diversifying an investment among the 10 highest dividend yielding stocks in each of these three indexes would have produced a higher total return than the 10 highest dividend yielding stocks in the DJIA while reducing the volatility in total return of any of the three index investments individually. All figures in the following table have been adjusted by taking into account currency exchange rates for U.S. dollars as of the end of each period of time shown.

                                   Hang Seng    Combined
         DJIA Top Ten FT Top Ten   Top Ten      Strategy
         Value of     Value of     Value of     Value of
Year     Investment   Investment   Investment   Investment
         $     10,000 $     10,000 $     10,000 $     30,000
1978           9,967       10,999       11,792       32,758
1979          11,217       11,501       19,788       42,506
1980          14,468       14,745       27,314       56,527
1981          15,321       13,926       25,712       54,959
1982          19,983       14,514       15,745       50,242
1983          27,755       20,979       15,226       63,960
1984          30,669       22,617       23,959       77,245
1985          38,480       39,745       34,332      112,557
1986          47,954       50,559       55,739      154,252
1987          52,898       74,006       55,056      181,960
1988          63,759       83,378       78,863      226,000
1989          84,888      104,774       85,056      274,718
1990          78,632      120,513       90,176      289,321
1991         104,116      131,295      136,266      371,677
1992         109,218      137,490      189,126      435,834
1993         139,078      187,555      396,643      723,276
1994          144,655      192,228      255,310      592,193

The total returns from the three indices are taken from the previous $10,000 investment strategies charts. Therefore, all figures are presented in U.S. dollars. For a complete computation of the information presented in this table, investors are encouraged to review the tables entitled "Value of $10,000 Invested" . This data has been obtained from a variety of sources (including Bloomberg LP, Barron's, The Wall Street Journal, Extell Financial LTD, Datastream International, Inc., and the Hong Kong Stock Exchange) and is generally considered reliable. However, reasonable assumptions were relied on where data was either unavailable or only partially available and these assumptions could have a material impact on the historical performance calculations.

RISK FACTORS

General. An investment in Units of a Trust should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by each issuer's board of directors and have a right to participate in amounts available for distribution by such issuer only after all other claims on such issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in a portfolio may be expected to fluctuate over the life of a Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trusts may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemption, and the value of a Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

Unitholders will be unable to dispose of any of the Equity Securities in a Trust, as such, and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in each Trust and will vote such stocks in accordance with the instructions of the Sponsor.

Petroleum Companies. The Trusts may include securities which are issued by companies engaged in refining and marketing oil and related products. According to the U.S. Department of Commerce, the factors which will most likely shape the industry to 1996 and beyond include the price and availability of oil from the Middle East, changes in United States environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries (" OPEC" ) and highly uncertain and potentially more volatile oil prices.
Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented during the Persian Gulf crisis, and continue to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The likely restoration of a large portion of Kuwait and Iraq's production and export capacity over the next few years could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, due to gasoline reformulations that call for less crude oil, due to warmer winters or due to a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers significantly to affect production, the concomitant volatility of crude oil prices and increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in the Trusts. The Trusts may also include securities which are issued by companies engaged in the exploration for and mining of various minerals, including coal, and/or the manufacture, transportation, or marketing of chemical products and plastics. The problems faced by such companies are similar to those discussed with regard to petroleum companies.

Other Equity Risks. Since the Equity Securities included in the United Kingdom Trust and the Hong Kong Trust (the "Foreign Trusts" ) consist of securities of foreign issuers, an investment in these Trusts involves certain investment risks that are different in some respects from an investment in the United States Trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Equity Securities, the possibility that the financial condition of the issuers of the Equity Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Equity Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Equity Securities selected for the Foreign Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for each Trust.

Equity securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Equity Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Equity Securities in either the United Kingdom or Hong Kong Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Equity Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to either Trust. In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Foreign Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption.

Investors should be aware that it may not be possible to buy all Equity Securities at the same time because of the unavailability of any Equity Security, and restrictions applicable to the Trusts relating to the purchase of an Equity Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Equity Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Equity Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that a Trust will encounter obstacles in disposing of the Equity Securities, investors should realize that the Equity Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Equity Securities will be adversely affected if trading markets for the Equity Securities are limited or absent.

Foreign Trust Information. The information provided below details certain important factors which impact the economies of both the United Kingdom and Hong Kong. This information has been extracted from various governmental and private publications, but no representation can be made as to its accuracy; furthermore, no representation is made that any correlation exists between the economies of the United Kingdom and Hong Kong and the value of the Equity Securities held by the United Kingdom and Hong Kong Trusts, respectively.

United Kingdom. The emphasis of United Kingdom's economy is in the private services sector, which includes the wholesale and retail sector, banking, finance, insurance, and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and makes a significant contribution to the country's balance of payments. The economy of the United Kingdom is in the midst of a recovery which, by historical standards, will remain slow, reflecting economic weakness in continental Europe and tightening fiscal policy. Economic growth of 2.4% is expected for 1994 resulting from lower interest rates and a weaker British pound, made possible by the government's decision to leave the European Community's Exchange Rate Mechanism (ERM). Economic growth will be adversely affected by the negative economic impact of increased taxes and sluggish exports to continental Europe, due to its lingering recession. Approximately 60% of British exports are sold to continental Europe. The negative economic impact of tax increases will be partially offset by a decision of the Bank of England to ease monetary policy due to low inflation rates.

The United Kingdom Base Rate has recently dropped from 6% to 5.5%, and is expected to be maintained at that level. British inflation fell from 9.5% in 1990 to a 30-year low of 1.2% in mid-1993. Inflation has since increased to approximately 2%. Unemployment, while relatively high at 10.3%, is stable and expected to gradually decline. The United Kingdom is a member of the European Union (the "EU" ), formerly known as the European Economic Community
(the "EEC" ). The EU was created through the formation of the Maastricht Treaty on European Union in late 1993. It is expected that the new Treaty will have the effect of eliminating most remaining trade barriers between the 15 member nations and make Europe one of the largest common markets in the world. The EU has the potential to become a powerful trade bloc with a population of over 350 million people and an annual gross national product of more than $4 trillion. However, the effective implementation of the Treaty provisions and the rate at which trade barriers are eliminated is uncertain at this time. Furthermore, the recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of the Equity Securities in the United Kingdom Trust impossible to predict. Volatility in oil prices could slow economic development throughout Western Europe. Moreover, it is not possible to accurately predict the effect of the current political and economic situation upon long-term inflation and balance of trade cycles and how these changes would affect the currency exchange rate between the U.S. dollar and the British pound sterling.

Hong Kong. Hong Kong, established as a British colony in the 1840's, is currently ruled by the British Government through an appointed Governor. The Hong Kong government generally follows a laissez-faire policy towards industry. There are no major import, export or foreign exchange restrictions. Regulation of business is generally minimal with certain exceptions, including regulated entry into certain sectors of the economy and a fixed exchange rate regime by which the Hong Kong dollar has been pegged to the U.S. dollar. Over the ten year period between 1982 and 1992, real gross domestic product increased at an average annual rate of approximately 6%, with real gross domestic product increasing 5.4% in 1993.

In December, 1984, Great Britain and China signed an agreement (the " Sino-British Accord" ) under which Hong Kong will revert to Chinese sovereignty effective July 1, 1997. Although China has committed by treaty to preserve for 50 years the economic and social freedoms currently enjoyed in Hong Kong, the continuation of the economic system in Hong Kong after the reversion will be dependent on the Chinese government. China has declared that all contracts negotiated by the current Hong Kong government with the private sector would be void upon the reversion to Chinese sovereignty, unless specifically approved by China. In 1991 the Chinese government obtained a " memorandum of understanding" from Britain which allows China veto power over all public work and industrial projects sponsored by the Colony which are scheduled for completion in 1997 or beyond. This veto power has allowed China to stall construction of Hong Kong's new $20 billion airport facility, resulting in substantial costs to the British, in order to win additional concessions prior to the British departure. Any increase in uncertainty as to the future economic status of Hong Kong could have a materially adverse effect on the value of the Equity Securities in the Hong Kong Trust.

China currently enjoys a most favored nation status ("MFN Status" ) with the United States. MFN status is subject to annual review by the President of the United States. On June 2, 1994, President Clinton signed an executive order renewing China's MFN status for another year. Revocation of the MFN Status would have a severe effect on China's trade. Every year since 1989, when pro-democracy demonstrators were crushed in Beijing, the United States has threatened to end China's trade privileges unless the government made significant human rights reforms. In the past, minimal human rights improvements were sufficient to maintain MFN Status. The loss of MFN Status for China would adversely affect Hong Kong in several important ways. As the main processor of China's external trade, Hong Kong's domestic economy would suffer a substantial loss of income by virtue of reduced trade between China and the United States. Additionally, Hong Kong would lose from the effects of slower growth in China resulting in lower incomes for Hong Kong's companies on the mainland.

Securities prices on the Hong Kong Exchange and, specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets. For example, in 1989, the Hang Seng Index dropped 1,216 points (approximately 58%) in early June following the events at Tiananmen Square. The Hang Seng Index gradually climbed in subsequent months but fell by 181 points on October 13, 1989 (approximately 6.5%) following a substantial fall in the U.S. stock markets. Despite these events, the Hang Seng 1989 year-end closing price of 2,837 was ahead of its 1988 year-end level. The Hong Kong Trust is considered to be concentrated in common stocks of companies engaged in real estate asset management, development, leasing, property sale and other related activities. Investment in securities issued by these real estate companies should be made with an understanding of the many factors which may have an adverse impact on the equity securities of a particular company or industry. Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulation), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. With recent Chinese economic development and reform, certain Hong Kong real estate companies and other investors began purchasing and developing real estate in southern China. By 1992, however, southern China began to experience a rise in real estate prices and construction costs, a growing supply of real estate and a tightening of credit markets. Any worsening of these conditions could affect the profitability and financial condition of Hong Kong real estate companies and could have a materially adverse effect on the value of the Hong Kong Trust.

Exchange Rate. The Foreign Trusts are comprised of Equity Securities that are principally traded in foreign currencies and as such involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of a portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports of goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty, which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to " baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. Since 1983, the Hong Kong dollar has been pegged to the U.S. dollar. In Europe a European Currency Unit ("ECU" ) has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well--particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end of month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling and the Hong Kong dollar:

FOREIGN EXCHANGE RATES
Range of Fluctuations in
Foreign Currencies
Annual Period     United Kingdom Pound Sterling/U.S. Dollar    Hong Kong/U.S. Dollar
1983              0.616-0.707                                  6.480-8.700
1984              0.670-0.864                                  7.774-8.050
1985              0.672-0.951                                  7.729-7.990
1986              0.643-0.726                                  7.768-7.819
1987              0.530-0.680                                  7.751-7.822
1988              0.525-0.601                                  7.764-7.912
1989              0.548-0.661                                  7.775-7.817
1990              0.504-0.627                                  7.740-7.817
1991              0.499-0.624                                  7.716-7.803
1992              0.499-0.667                                  7.697-7.781
1993              0.630-0.705                                  7.722-7.766
1994              0.610-0.682                                  7.723-7.750

Source: Bloomberg L.P.

End of Month Exchange Rates                     End of Month Exchange Rates
for Foreign Currencies                          for Foreign Currencies (continued)
                   United
                   Kingdom
                   Pound
                            Hong                                                                                Hong
Monthly Period              Kong/U.S. Dollar    Monthly Period     United Kingdom Pound Sterling/U.S. Dollar    Kong/U.S. Dollar
1992                                            1994
January               .559               7.762  January                                                    .664               7.724
February              .569               7.761  February                                                   .673               7.727
March                 .576               7.740  March                                                      .674               7.737
April                 .563               7.757  April                                                      .659               7.725
May                   .546               7.749  May                                                        .662               7.726
June                  .525               7.731  June                                                       .648               7.730
July                  .519               7.732  July                                                       .648               7.725
August                .503               7.729  August                                                     .652               7.728
September             .563               7.724  September                                                  .634               7.727
October               .641               7.736  October                                                    .611               7.724
November              .659               7.742  November                                                   .639               7.731
December              .662               7.744  December                                                   .639               7.738
1993                                            1995
January               .673               7.734  January                                                    .633               7.732
February              .701               7.734  February                                                   .631               7.730
March                 .660               7.731  March                                                      .617               7.733
April                 .635               7.730  April                                                      .620               7.742
May                   .640               7.724  May                                                        .630               7.735
June                  .671               7.743  June                                                       .627               7.736
July                  .674               7.761  July                                                       .626               7.738
August                .670               7.755  August
September             .668               7.734  September
October               .676               7.733  October
November              .673               7.725
December              .677               7.723

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars a Trust would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of a Trust will be concluded by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

TAXATION

United States Federal Taxation

General. The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code" ). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in a Trust.

The Sponsor has been advised by the Trustee that U.S. Unitholders may not be able to obtain directly Treaty Payments (as described in "United Kingdom Taxation" below) to which they are entitled under the U.K./U.S. Treaty but that the U.K. Inland Revenue has approved a special procedure whereby the Trustee can claim Treaty Payments on behalf of U.S. Unitholders of the United Kingdom Trust and distribute those payments to Unitholders. To the extent the Trustee obtains Treaty Payments, U.S. Unitholders will report as gross income earned their pro rata portion of dividends received by the United Kingdom Trust as well as the amount of the associated tax credit. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign tax credits that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. Each Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of the assets of a Trust under the Code; and the income of each Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Security when such income is received by a Trust.

2. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Equity Security when such dividends are received by a Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from a Trust are actually received by the Unitholder or are automatically reinvested (see "Rights of Unitholders--Reinvestment Option" ).

3. Each Unitholder will have a taxable event when a Trust disposes of a Security (whether by sale, exchange, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder. The price a Unitholder pays for his Units, including sales charges, is allocated among his pro rata portion of each Security held by a Trust (in proportion to the fair market values thereof on the date the Unitholder purchases his Units) in order to determine his initial cost for his pro rata portion of each Security held by a Trust. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid with respect to a Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits" . A
Unitholder's pro rata portion of dividends paid on such Security which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unitholder has held his Units for more than one year.

4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital gain except in the case of a dealer or a financial institution and, will be long-term if the Unitholder has held his Units for more than one year (the date on which the Units are acquired (i.e., the " trade date" ) is excluded for purposes of determining whether the Units have been held for more than one year). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital loss except in the case of a dealer or a financial institution and, in general, will be long-term if the Unitholder has held his Units for more than one year. However, a Rollover Unitholder's loss, if any, incurred in connection with the exchange of Units for units in the next new series of the Strategic Ten Trust (the "1996
Fund" ) will generally be disallowed with respect to the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the 1996 Fund in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unitholder would be recognized. Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes.

5. The Code provides that "miscellaneous itemized deductions" are allowable only to the extent that they exceed two percent of an individual taxpayer's adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law include a Unitholder's pro rata share of expenses paid by a Trust, including fees of the Trustee and the Sponsor.

6. The Unitholder's basis in his Units will be equal to the cost of his Units, including the initial sales charge. A portion of the sales charge is deferred until the termination of the Trusts or the redemption of the Units. The proceeds received by a Unitholder upon such event will reflect deduction of the deferred amount (the "Deferred Sales Charge Amount" ). The annual statement and the relevant tax reporting forms received by Unitholders will reflect the actual amounts paid to them, new of the Deferred Sales Charge Amount. Accordingly, Unitholders should not increase their basis in their Units by the Deferred Sales Charge Amount.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate shareholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been recently issued which address special rules that must be considered in determining whether the 46 day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

To the extent dividends received by a Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by a Trust or if the Unitholder disposes of a Unit (although losses incurred by Rollover Unitholders may be subject to disallowance, as discussed above). For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

"The Revenue Reconciliation Act of 1993" (the "Tax Act" ) raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are " conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of the United States Trust. As discussed in "Rights of Unitholders--Redemption of Units," under certain circumstances a Unitholder in the United States Trust tendering Units for redemption may request an In Kind Distribution. A Unitholder in the United States Trust may also under certain circumstances request an In Kind Distribution upon the termination of such Trust. See "Rights of Unitholders--Redemption of Units" . The Unitholder requesting an In Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses" ) and the amount of such In Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unitholders--Redemption of Units"
 . As previously discussed, prior to the redemption of Units or the termination of such Trust, a Unitholder is considered as owning a pro rata portion of each of such Trust assets for federal income tax purposes. The receipt of an In
Kind Distribution would be deemed an exchange of such Unitholder's pro rata portion of each of the shares of stock and other assets held by the United States Trust in exchange for an undivided interest in whole shares of stock plus, possibly, cash.

There are generally three different potential tax consequences which may occur under an In Kind Distribution with respect to each Security owned by the United States Trust. A "Security" for this purpose is a particular class of stock issued by a particular corporation. If the Unitholder receives only whole shares of a Security in exchange for his or her pro rata portion in each share of such Security held by the United States Trust, there is no taxable gain or loss recognized upon such deemed exchange pursuant to Section 1036 of the Code. If the Unitholder receives whole shares of a particular Security plus cash in lieu of a fractional share of such Security, and if the fair market value of the Unitholder's pro rata portion of the shares of such Security exceeds his tax basis in his pro rata portion of such Security, taxable gain would be recognized in an amount not to exceed the amount of such cash received, pursuant to Section 1031(b) of the Code. No taxable loss would be recognized upon such an exchange pursuant to Section 1031(c) of the Code, whether or not cash is received in lieu of a fractional share. Under either of these circumstances, special rules will be applied under Section 1031(d) of the Code to determine the Unitholder's tax basis in the shares of such particular Security which he receives as part of the In Kind Distribution. Finally, if a Unitholder's pro rata interest in a Security does not equal a whole share, he may receive entirely cash in exchange for his pro rata portion of a particular Security. In such case, taxable gain or loss is measured by comparing the amount of cash received by the Unitholder with his tax basis in such Security.

Because the United States Trust will own many Securities, a Unitholder who requests an In Kind Distribution will have to analyze the tax consequences with respect to each Security owned by the United States Trust. In analyzing the tax consequences with respect to each Security, such Unitholder may allocate the Distribution Expenses among the Securities (the "Allocable Expenses" ). The Allocable Expenses will reduce the amount realized with respect to each Security so that the fair market value of the shares of such Security received (if any) and cash received in lieu thereof (as a result of any fractional shares) by such Unitholder should equal the amount realized for purposes of determining the applicable tax consequences in connection with an In Kind Distribution. A Unitholder's tax basis in shares of such Security received will be increased by the Allocable Expenses relating to such Security. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by such Trust. Unitholders who request an In Kind Distribution are advised to consult their tax advisers in this regard.

As discussed in "Rights of Unitholders--Special Redemption and Rollover in New Fund," a Unitholder may elect to become a Rollover Unitholder. To the extent a Rollover Unitholder exchanges his Units for Units of the 1996 Fund in a taxable transaction, such Unitholder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the 1996 Fund in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in
Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unitholder's tax basis in the securities acquired. Rollover Unitholders are advised to consult their tax advisers.

Other Matters. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

It should be noted that payments to the Trusts of dividends on Equity Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trusts. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

At the termination of a Trust, the Trustee will furnish to each Unitholder of such Trust a statement containing information relating to the dividends received by such Trust on the Securities, the gross proceeds received by such Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by such Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.

Dividend income and long-term capital gains may also be subject to state and local taxes. Investors should consult their tax advisers for specific information on the tax consequences of particular types of distributions.

Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

In the opinion of Tanner Propp & Farber, special counsel to the Fund for New York tax matters, each Trust is not an association taxable as a corporation and the income of the Trusts will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders" ) with regard to federal and certain aspects of New
York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit in one of the Trusts that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable.

United Kingdom Taxation

Tax Consequences of Ownership of Ordinary Shares. In the opinion of Linklaters & Paines, London special counsel to the Sponsor, based on the terms of the United Kingdom Trust as described in the Prospectus and on certain representations made by special U.S. counsel to the Sponsor, the following summary accurately describes the U.K. tax consequences to certain U.S. Unitholders who beneficially hold Units of the United Kingdom Trust as capital assets. This summary is based upon current U.S. law, U.K. law and Inland Revenue practice in the U.K., the U.S./U.K. convention relating to income and capital gains ("the Treaty" ), and the U.S./U.K. convention relating to estate and gift taxes (the "Estate Tax Treaty" ). The summary is a general guide only and is subject to any changes in U.K. or U.S. law, or the practice relating thereto and in the Treaty or Estate Tax Treaty occurring after the date of this Prospectus which may affect (including possibly on a retroactive basis) the tax consequences described herein. Accordingly, Unitholders should consult their own tax advisers as to the U.K. tax consequences applicable to their particular circumstances of ownership of the Units of the United Kingdom Trust.

Taxation of Dividends. Where a U.K. resident receives a dividend from a U.K. corporation (other than a foreign income dividend (see below)), such resident is generally entitled to a tax credit, which may be offset against such resident's U.K. taxes, or, in certain circumstances, repaid. Under the Treaty, a U.S. Unitholder, who is resident in the U.S. for the purposes of the Treaty, may, in appropriate circumstances, be entitled to a repayment of that tax credit, but any such repayment is subject to U.K. withholding tax at the rate of 15% of the sum of the dividend and the credit. The tax credit, before such withholding, is equal to one quarter of the dividend (the "Tax Credit
Amount" ). Although such a U.S. Unitholder who is resident in the U.S. for the purposes of the Treaty and who held shares directly in a corporation resident in the U.K. for the purposes of the Treaty, could generally claim a refund of a portion of the Tax Credit Amount attributable to the dividend (a "Treaty Payment" ) pursuant to the terms of the Treaty, the ability of a U.S. Unitholder of Units in the United Kingdom Trust to claim such a Treaty Payment is unclear where dividend payments are made directly to an entity such as the United Kingdom Trust. Any claim for such a Treaty Payment would have to be supported by evidence of such U.S. Unitholder's entitlement to the relevant dividend. There is no established procedure for proving such entitlement where the U.K. corporation pays the dividend to a person such as the United Kingdom Trust unless a specific procedure is negotiated in advance with the U.K. Inland Revenue. In the absence of agreeing such a special procedure, Unitholders who are U.S. Persons should note that they may not in practice be able to claim a Treaty Payment from the U.K. Inland Revenue.

Certain U.K. corporations which themselves receive income from other jurisdictions which is subject to withholding of tax at source may elect to pay some or all of their distributions as foreign income dividends. If a company the shares of which are held in the United Kingdom Trust pays a foreign income dividend, no tax credit will be attributable to such dividend. Accordingly, a U.S. Unitholder would not be entitled to any repayment of a tax credit under the Treaty.

Taxation of Capital Gains. U.S. Unitholders who are not resident nor ordinarily resident for tax purposes in the U.K. will not be liable for U.K. tax on capital gains realized on the disposal of their Units unless such Units are used, held or acquired for the purposes of a trade, profession or vocation carried on in the U.K. through a branch or agency or for the purposes of such branch or agency.

U.K. Inheritance Tax. An individual Unitholder who is domiciled in the U.S. for the purposes of the Estate Tax Treaty and who is not a national of the U.K. for the purposes of the Estate Tax Treaty will generally not be subject to U.K. inheritance tax in respect of Units in the United Kingdom Trust on the individual's death or on a gift or other non-arm's length transfer of such Units during the individual's lifetime provided that any applicable U.S. federal gift or estate tax liability is paid, unless the Units are part of the business property of a permanent establishment of the individual in the U.K. or pertain to a fixed base in the U.K. used by an individual for the performance of independent personal services. Where the Units have been placed in trust by a settlor, the Units will generally not be subject to U.K. inheritance tax if the settlor, at the time of settlement, was domiciled in the U.S. for the purposes of the Estate Tax Treaty and was not a U.K. national, provided that any applicable U.S. federal gift or estate tax liability is paid. In the exceptional case where the Units are subject both to U.K. inheritance tax and to U.S. federal gift or estate tax, the Estate Tax Treaty generally provides for the tax paid in the U.K. to be credited against tax paid in the U.S. or for tax paid in the U.S. to be credited against tax payable in the U.K. based on priority rules set out in that Treaty.

Stamp Tax. In connection with a transfer of Securities in the United Kingdom Trust, there is generally imposed a U.K. stamp duty or stamp duty reserve tax payable upon transfer, which tax is usually imposed on the purchaser of such Securities. Upon acquisition of the Securities in the United Kingdom Trust, the Trust paid such tax. It is anticipated that upon the sale of such Securities such tax will be paid by the purchaser thereof and not by the United Kingdom Trust.

Hong Kong Taxation

The Sponsor has been advised that the following summary accurately describes the Hong Kong tax consequences under existing law to U.S. Unitholders of Units of the Hong Kong Trust. This discussion is for general purposes only and assumes that such Unitholder is not carrying on a trade, profession or business in Hong Kong and has no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. Unitholders should consult their tax advisers as to the Hong Kong tax consequences of ownership of the Units of the Hong Kong Trust applicable to their particular circumstances.

Taxation of Dividends. Amounts in respect of dividends paid to Unitholders of the Hong Kong Trust are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. A Unitholder of the Hong Kong Trust (other than a person carrying on a trade, profession or business in Hong Kong) will not be subject to profits tax on any gain or profits made on the realization or other disposal of his units.

Hong Kong Estate Duty. Units of the Hong Kong Trust will not give rise to a liability to Hong Kong estate duty.

FUND OPERATING EXPENSES

Compensation of Sponsor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Fund. However, Van Kampen American Capital Investment Advisory Corp., which is a wholly owned subsidiary of the Sponsor, will receive an annual supervisory fee, payable in monthly installments, which is not to exceed the amount set forth under "Summary of Essential Financial Information" , for providing portfolio supervisory services for the Fund. Such fee (which is based on the number of Units of each Trust outstanding at the end of the month of such calculation until January 1, 1996 at which time such calculation is based on the number of Units of each Trust outstanding on such date) may exceed the actual costs of providing such supervisory services for these Trusts, but at no time will the total amount received for portfolio supervisory services rendered to Series 1 and subsequent series of Van Kampen Merritt Equity Opportunity Trust or its successors (Van Kampen American Capital Equity Opportunity Trust) and to any other unit investment trusts sponsored by the Sponsor for which the Supervisor provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Supervisor of supplying such services in such year. In addition, American Portfolio Evaluation Services, which is a division of Van Kampen American Capital Investment Advisory Corp., shall receive for regularly providing evaluation services to the Fund the annual per Unit evaluation fee, payable in monthly installments, set forth under "Summary of Essential Financial Information" (which is based on the number of Units of each Trust outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units of each Trust outstanding at the end of the month of such calculation) for regularly evaluating the Fund portfolios. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price
Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under " Public Offering--Sponsor and Other Compensation" .

Trustee's Fee. For its services the Trustee will receive the annual per Unit fee from each Trust set forth under "Summary of Essential Financial Information" (which is based on the number of Units of each Trust outstanding at the end of the month of such calculation until January 1, 1996 at which time such calculation is based on the number of Units of each Trust outstanding on such date) and in connection with the Foreign Trusts the additional amounts set forth in footnote (7) in the "Summary of Essential Financial Information" . The Trustee's fees are payable in monthly installments on or before the fifteenth day of each month from the Income Account of each Trust to the extent funds are available and then from the Capital Account of each Trust. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price
Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders--Reports Provided" and "Fund Administration" .

Miscellaneous Expenses. Expenses incurred in establishing each Trust, including the cost of the initial preparation of documents relating to such Trust (including the Prospectus, Trust Agreement and closing documents), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of pocket expenses, will be paid by such Trust and amortized over the life of such Trust. The following additional charges are or may be incurred by a
Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of such Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect a Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of a Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees and (h) expenditures incurred in contacting Unitholders upon termination of a Trust. The fees and expenses set forth herein are payable out of each Trust. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on such Trust's portfolio. Since the Equity Securities are all common stocks, and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell Equity Securities to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Taxation" .

PUBLIC OFFERING

General. Units are offered at the Public Offering Price (which is based on the aggregate underlying value of the Equity Securities and includes an initial sales charge equal to the difference between the maximum total sales charge for a Trust of 2.9% of the Public Offering Price and the maximum deferred sales charge for a Trust ($0.19 per Unit). Commencing on February 27, 1996, and on the 27th day of each month thereafter, through November 27, 1996, a deferred sales charge of $0.019 will be assessed per Unit per month. The monthly amount of the deferred sales charge will accrue on a daily basis from the 27th day of the month preceding a deferred sales charge payment date. Unitholders will be assessed that portion of the deferred sales charge accrued from the time they became Unitholders of record. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected. This deferred sales charge will be paid from funds in the Income Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unitholders on a per Unit basis will be 2.9% of the Public Offering Price (2.929% of the aggregate value of the Securities in such Trust). Such underlying value shall include the proportionate share of any undistributed cash held in the Capital and Income Accounts of a Trust. In the case of the United Kingdom and Hong Kong Trusts, such underlying value is based on the aggregate value of the Securities computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time during the initial offering period and on the bid side value for secondary market transactions and in each case includes the estimated costs of acquiring or liquidating the Securities, as the case may be. The initial sales charge applicable to quantity purchases is reduced on a graduated basis to any person acquiring 2,500 or more Units as follows:

Aggregate Number of
Units Purchased           Percentage of Sales Charge  Reduction Per Unit
2,500-4,999              0.15%
5,000-9,999              0.30
10,000-24,999            0.65
25,000 or more           0.90

The sales charge reduction will primarily be the responsibility of the selling broker, dealer or agent. This reduced sales charge structure will apply on all purchases by the same person from any one dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase
Date" ) or (b) on any day subsequent to the Initial Purchase Date if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchased qualified for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts.

Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Public Offering--Unit Distribution" ) by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

Notwithstanding the foregoing, unitholders of Van Kampen Merritt Equity Opportunity Trust, Series 9 who have elected to become Rollover Unitholders into the Fund are entitled to purchase Units of a Trust subject to a sales charge of 1.9% of the Public Offering Price (1.919% of the aggregate value of the Securities), all of which will be deferred as provided herein.

Offering Price. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trusts. In the case of the United Kingdom and Hong Kong Trusts, the Public Offering Price per Unit is based on the aggregate value of the Securities computed on the basis of the offering side or bid side value of the relevant currency exchange rate expressed in U.S. dollars during the initial offering period or secondary market, respectively, and in each case includes the estimated costs of acquiring or liquidating the Securities.

As indicated above, the price of the Units was established by adding to the determination of the aggregate underlying value of the Securities in each Trust an amount equal to the difference between the maximum total sales charge for a Trust of 2.9% of the Public Offering Price and the maximum deferred sales charge for a Trust ($0.19 per Unit) and dividing the sum so obtained by the number of Units in each Trust outstanding. Such underlying value shall include the proportionate share of any cash held in the Income and Capital Accounts in each Trust. Such price determination as of the close of the relevant stock market on November 26, 1995 (for the United States Trust) and November 27, 1995 (for the United Kingdom and Hong Kong Trusts) was made on the basis of an evaluation of the Securities in the Trusts prepared by Interactive Data Services, Inc., a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. Thereafter, the Evaluator on each business day will appraise or cause to be appraised the value of the underlying Securities in the applicable Trust as of the relevant Evaluation Time and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day for the related Trust, will be held until the next determination of price. The term "business day"
, as used herein and under "Rights of Unitholders--Redemption of Units"
, shall exclude Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange, Inc.: New Year's Day, Washington's Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day. In addition, for the United Kingdom Trust, "business day" shall exclude the following U.K. holidays: Easter Monday, May Day, Spring Bank Holiday, Summer Bank Holiday, and Boxing Day, and for the Hong Kong Trust " business day" shall exclude the following Hong Kong holidays: Lunar New
Year's Day and the following day, Ching Ming Festival, Easter Monday, Queen's Birthday and the following Monday, Tuen Ng Festival, Summer Bank Holiday, Liberation Day, Chinese Mid-Autumn Festival and the following day, Chang Yeung Festival and the two weekdays following Christmas Day. Unitholders who purchase Units subsequent to the Initial Date of Deposit will pay an initial sales charge equal to the difference between the maximum total sales charge for a Trust of 2.9% of the Public Offering Price and the maximum deferred sales charge for a Trust ($0.19 per Unit) and will be assessed a deferred sales charge of $0.019 per Unit on each of the remaining deferred sales charge payment dates as set forth in "Public Offering-General" . The Sponsor currently does not intend to maintain a secondary market after May 27, 1996.

The value of the Equity Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: if the Equity Securities are listed on a national securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above. In the case of the United Kingdom and Hong Kong Trusts, the value of the Equity Securities during the initial offering period is based on the aggregate value of the Securities computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time and includes the costs of acquiring the Securities.

In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities in the Trusts but rather the entire pool of Securities, taken as a whole, which are represented by the Units.

Unit Distribution. During the initial offering period, Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Upon the completion of the initial offering period, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.

The Sponsor intends to qualify the Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as set forth in the following table. In addition to such concessions or agency commissions, the Sponsor will pay such brokers, dealers and others that additional amount per Unit set forth in the following table out of its own assets as additional compensation.

Aggregate Number of    Concession or Agency
Units Purchased        Commission per Unit             Additional Sponsor Payment per Unit
1 - 2,499                                        1.00%                                  1.00%
2,500 - 4,999                                    0.85                                   1.00
5,000 - 9,999                                    0.70                                   1.00
10,000 - 24,999                                  0.35                                   1.10
25,000 or more                                   0.10                                   1.25

Any quantity discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For secondary market transactions, such concession or agency commission will amount to 1.0% per Unit (or such lesser amount resulting from quantity sales discounts).

Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.

To facilitate the handling of transactions, sales of Units shall normally be limited to transactions involving a minimum of 100 Units except as stated herein. In connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. Brokers and dealers of a Trust, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their registered representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying brokers, dealers, banks and/or others for certain services or activities which are primarily intended to result in sales of Units of the Fund. Such payments are made by the Sponsor out of its own assets and not out of the assets of the Fund. These programs will not change the price Unitholders pay for their Units or the amount that a Trust will receive from the Units sold.

Sponsor and Other Compensation. The Sponsor will receive the gross sales commission equal to 2.9% of the Public Offering Price of the Units, less any reduced sales charge for quantity purchases as described under "
General" above. Any such quantity discount provided to investors will be borne by the selling dealer or agent.

In addition, the Sponsor will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to each Trust on the Initial Date of Deposit as well as on subsequent deposits. See "
Portfolios" . The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities in the Fund portfolios. The Sponsor may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in the Trusts after a date of deposit, since all proceeds received from purchasers of Units.

Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

As stated under "Public Market" below, the Sponsor currently intends to maintain a secondary market for Units of the Trusts for the period indicated. In so maintaining a market, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge). In addition, the Sponsor will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

Public Market. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for the Units offered hereby through May 27, 1996 and offer continuously to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in the Trusts (computed as indicated under "Offering Price" above and "Rights of Unitholders--Redemption of Units" ). In the case of the United Kingdom and Hong Kong Trusts, the aggregate underlying value of the Equity Securities is computed on the basis of the bid side value of the relevant currency exchange rate (offer side during the initial offering period) expressed in U.S. dollars. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units will be able to dispose of such Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of
Units" . A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof. Units sold prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale.

Tax-Sheltered Retirement Plans. Units of the Trusts are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units of the Trusts may be limited by the plans' provisions and does not itself establish such plans.

RIGHTS OF UNITHOLDERS

Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of the Trusts will be evidenced by certificates unless a Unitholder or the Unitholder's registered broker-dealer makes a written request to the Trustee that ownership be in book entry. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presentation and surrender of such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign such written request, and such certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate representing the Units to be transferred with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP" ) or such other signature guarantee program in addition to, or in substitution for, STAMP as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any whole multiple thereof.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

Distributions of Income and Capital. Any dividends received by a Trust with respect to the Equity Securities therein are credited by the Trustee to the Income Account of such Trust. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account of such Trust. In the case of the United Kingdom and Hong Kong Trusts, dividends to be credited to such accounts are first converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute any net income received with respect to any of the Securities in a Trust on or about the Income Distribution Dates to Unitholders of record on the preceding Income Record Dates. See "Summary of Essential Financial Information" . Proceeds received on the sale of any Securities in a Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses, will be distributed annually on the Capital Account Distribution Date to Unitholders of record on the preceding Capital Account Record Date. Proceeds received from the disposition of any of the Securities after a record date and prior to the following distribution date will be held in the Capital Account of the appropriate Trust and not distributed until the next distribution date applicable to such Capital Account. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of each Unitholder's pro rata share of the cash in the Income Account after deducting estimated expenses. Because dividends are not received by a Trust at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate from distribution to distribution. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

As of the sixteenth day of each month, the Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account of the appropriate Trust amounts necessary to pay the expenses of such Trust (as determined on the basis set forth under "Fund Operating
Expenses" ). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of each Trust. Amounts so withdrawn shall not be considered a part of such Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts of the appropriate Trust such amounts as may be necessary to cover redemptions of Units.

It is anticipated that the deferred sales charge will be collected from the Income Account and that amounts in the Income Account will be sufficient to cover the cost of the deferred sales charge. To the extent that amounts in the Income Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account maintained by the Trustee for purposes of satisfying Unitholders' deferred sales charge obligations.

Reinvestment Option. Unitholders of a Trust will initially have each distribution of dividend income, capital gains and/or principal on their Units automatically reinvested in additional Units of such Trust under the " Automatic Reinvestment Option" (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). Brokers and dealers who distribute Units to Unitholders pursuant to the Automatic Reinvestment Option must do so via the Dividend Reinvestment Service through the Depository Trust Company. In order for a broker or dealer to utilize the Automatic Reinvestment Option on behalf of a Unitholder, the broker or dealer must have a PTS terminal equipped with the Elective Dividend System function
(EDS) prior to the first Record Date set forth under "Summary of Essential Financial Information" . Unitholders receiving Units of a Trust pursuant to participation in the Automatic Reinvestment Option will be subject to the remaining deferred sales charge payments due on Units (assuming for these purposes such Units had been outstanding during the Primary Offering Period). Unitholders may also elect to receive distributions of dividend income, capital gains and/or principal on their Units in cash. To receive cash, a Unitholder may either contact his or her broker or agent or file with the Trustee a written notice of election at least ten days prior to the Record Date for which the first distribution is to apply. A Unitholder's election to receive cash will apply to all Units of a Trust owned by such Unitholder and such election will remain in effect until changed by the Unitholder.

Reinvestment plan distributions may be reinvested in Units already held in inventory by the Sponsor (see "Public Offering--Public Market" ) or, until such time as additional Units cease to be issued by a Trust (see "
The Fund" ), distributions may be reinvested in such additional Units. If Units are unavailable in the secondary market, distributions which would otherwise have been reinvested shall be paid in cash to the Unitholder on the applicable Distribution Date.

Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units of a Trust as of the Evaluation Time on the related Income or Capital Distribution Dates. Under the reinvestment plan, a Trust will pay the Unitholder's distributions to the Trustee which in turn will purchase for such Unitholder full and fractional Units of a Trust and will send such Unitholder a statement reflecting the reinvestment.

Unitholders of a Trust may also elect to have each distribution of dividend income, capital gains and/or principal on their Units automatically reinvested in shares of any of the mutual funds (except for B shares) listed under "
Fund Administration--Sponsor" which are registered in the Unitholder's state of residence. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds" .

Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen American Capital Distributors, Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.

After becoming a participant in a reinvestment plan, each distribution of dividend income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date, plus a sales charge of $1.00 per $100 of reinvestment except if the participant selects the Van Kampen American Capital Reserve Fund or the Van Kampen American Capital Insured Tax Free Income Fund in which case no sales charge applies. A minimum of one-half of such sales charge would be paid to Van Kampen American Capital Distributors, Inc. for all Reinvestment Funds. Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions on his or her Units in cash. There will be no charge or other penalty for such termination. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate the reinvestment plan at any time.

Reports Provided. The Trustee shall furnish Unitholders of a Trust in connection with each distribution a statement of the amount of income and the amount of other receipts (received since the preceding distribution), if any, being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement (i) as to the Income Account: income received, deductions for applicable taxes and for fees and expenses of such Trust, for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Capital Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payment of applicable taxes, fees and expenses of such Trust held for distribution to Unitholders of record as of a date prior to the determination and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held by such Trust and the number of Units of such Trust outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit of such Trust based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Income and Capital Accounts of such Trust, separately stated, expressed as total dollar amounts.

In order to comply with federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in a Trust furnished to it by the Evaluator.

Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its corporate trust office at 101 Barclay Street, 20th Floor, New York, New York 10286 and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as described above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unitholder will be entitled to receive in cash (unless the redeeming Unitholder in the United States Trust elects an In Kind Distribution as described below) an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units and in the case of the Foreign Trusts converted into U.S. dollars as of the Evaluation Time set forth under "Summary of Essential Financial Information" . The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the applicable Evaluation Time the date of tender is the next business day as defined under "Public Offering--Offering Price" and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. The London Stock Exchange and the Hong Kong Exchange are open for trading on certain days which are U.S. holidays on which the Fund will not transact business. The Securities will continue to trade on those days and thus the value of the United Kingdom and Hong Kong Trusts may be significantly affected on days when a Unitholder cannot sell or redeem his Units.

The Trustee is empowered to sell Securities of a Trust in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts of such Trust to meet redemptions. The Securities to be sold will be selected by the Trustee from those designated on a current list provided by the Supervisor for this purpose. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption.

Unitholders in the United States Trust tendering 2,500 or more Units for redemption may request from the Trustee in lieu of a cash redemption an in kind distribution ("In Kind Distribution" ) of an amount and value of Securities per Unit equal to the Redemption Price per Unit as determined as of the evaluation next following the tender. An In Kind Distribution on redemption of Units will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's bank or broker-dealer at Depository Trust Company. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising the United States Trust portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unitholder is entitled. The Trustee may adjust the number of shares of any issue of Securities included in a Unitholder's In Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities according to the criteria discussed above.

To the extent that Securities are redeemed in kind or sold, the size of a Trust will be, and the diversity of such Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption. Special U.S. federal income tax consequences will result if a Unitholder in the United States Trust requests an In Kind Distribution. See "Taxation" .

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Equity Securities in each Trust, plus or minus cash, if any, in the Income and Capital Accounts of such Trust (net of applicable commissions and stamp taxes in the case of the Foreign Trusts). On the Initial Date of Deposit, the Public Offering Price per Unit (which includes the sales charge) exceeded the values at which Units could have been redeemed by the amounts shown under " Summary of Essential Financial Information" . The Redemption Price per Unit is the pro rata share of each Unit in each Trust determined on the basis of
(i) the cash on hand in such Trust, (ii) the value of the Securities in such Trust and (iii) dividends receivable on the Equity Securities of such Trust trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of such Trust and
(b) the accrued expenses of such Trust. The Evaluator may determine the value of the Equity Securities in a Trust in the following manner: if the Equity Securities are listed on a national securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Equity Securities of a Trust are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities of such Trust on the bid side of the market or
(c) by any combination of the above. In the case of the United Kingdom and Hong Kong Trusts, the value of the Equity Securities in the secondary market is based on the aggregate value of the Securities computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in a Trust is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

Special Redemption and Rollover in New Fund. It is expected that a special redemption will be made of all Units of each Trust held by any Unitholder (a "Rollover Unitholder" ) who affirmatively notifies the Trustee in writing that he desires to rollover his Units by the Rollover Notification Date specified in the "Summary of Essential Financial Information" .

All Units of Rollover Unitholders will be redeemed on the Special Redemption Date and the underlying Securities will be distributed to the Distribution Agent on behalf of the Rollover Unitholders. On the Special Redemption Date (as set forth in "Summary of Essential Financial Information" ), the Distribution Agent will be required to sell all of the underlying Securities on behalf of Rollover Unitholders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

The Distribution Agent will attempt to sell the Securities as quickly as is practicable on the Special Redemption Date. The Sponsor does not anticipate that the period will be longer than one day given that the Securities are usually highly liquid. However, certain of the factors discussed under " Risk Factors" could affect the ability of the Sponsor to sell the Securities of the United Kingdom or Hong Kong Trusts and thereby affect the length of the sale period somewhat. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

Pursuant to an exemptive order, each terminating Strategic Ten Trust (and the Distribution Agent on behalf of Rollover Unitholders) can sell Securities to a New Series if those Securities continue to meet the Strategic Ten Strategy by remaining among the ten highest dividend-yielding securities in their respective index. The exemption will enable each Trust to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Trustee.

The Rollover Unitholders' proceeds will be invested in the next subsequent series of the Strategic Ten Trust (the "1996 Fund" ), if then being offered, the portfolios of which will contain the ten highest yielding stocks in the Dow Jones Industrial Average, FT Index, and Hang Seng Index, respectively, as of the close of business three days prior to the initial date of deposit of the 1996 Fund. The proceeds of redemption will be used to buy 1996 Fund units in the appropriate portfolio as the proceeds become available.

The Sponsor intends to create the 1996 Fund shortly prior to the Special Redemption Date, dependent upon the availability and reasonably favorable prices of the Securities included in the 1996 Fund portfolios, and it is intended that Rollover Unitholders will be given first priority to purchase the 1996 Fund units. There can be no assurance, however, as to the exact timing of the creation of the 1996 Fund units or the aggregate number of 1996 Fund units in each trust portfolio which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units in each trust portfolio at any time it chooses, regardless of whether all proceeds of the Special Redemption have been invested on behalf of Rollover Unitholders. Cash which has not been invested on behalf of the Rollover Unitholders in 1996 Fund units will be distributed shortly after the Special Redemption Date.

Any Rollover Unitholder may thus be redeemed out of the Fund and become a holder of an entirely different unit investment trust in the 1996 Fund with a different portfolio of Securities. The Rollover Unitholders' Units will be redeemed and the distributed Securities shall be sold on the Special Redemption Date. In accordance with the Rollover Unitholders' offer to purchase the 1996 Fund units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in the 1996 Fund in the appropriate portfolio at the public offering price, including the applicable sales charge per Unit (which for Rollover Unitholders is currently expected to be 1.9% of the Public Offering Price of the 1996 Fund units).

This process of redemption and rollover into a new trust is intended to allow for the fact that the portfolios selected by the Sponsor are chosen on the basis of growth and income potential only for a year, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption and rollover in new unit investment trusts will be available for the 1996 Fund and each subsequent series of the Fund, approximately a year after that Series' creation.

There can be no assurance that the redemption and rollover in the Strategic Ten Trust will avoid any negative market price consequences stemming from the trading of large volumes of securities and of the underlying Securities in the Strategic Ten Trust. The above procedures may be insufficient or unsuccessful in avoiding such price consequences. In fact, market price trends may make it advantageous to sell or buy more quickly or more slowly than permitted by these procedures.

It should also be noted that Rollover Unitholders may realize taxable capital gains on the Special Redemption and Rollover but, in certain circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in the subsequent Strategic Ten Trust, no cash would be distributed at that time to pay any taxes. Included in the cash for the Special Redemption and Rollover will be any amount of cash attributable to the last distribution of dividend income; accordingly, Rollover Unitholders also will not have such cash distributed to pay any taxes. See "Taxation" . Unitholders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated will not realize capital gains or losses due to the Special Redemption and Rollover and will not be charged any additional sales charge.

The Sponsor may for any reason, in its sole discretion, decide not to sponsor the 1996 Fund or any subsequent series of the Fund, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor shall notify the Unitholders before the Special Redemption Date would have commenced. The Sponsor may modify the terms of the 1996 Fund or any subsequent series of the Fund. The Sponsor may also modify the terms of the Special Redemption and Rollover in the 1996 Fund upon notice to the Unitholders prior to the Rollover Notification Date specified in the related "Summary of Essential Financial Information" .

FUND ADMINISTRATION

Sponsor Purchases of Units. The Trustee shall notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the next succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

Portfolio Administration. The portfolios of the Fund are not "managed" by the Sponsor, Supervisor or the Trustee; their activities described herein are governed solely by the provisions of the Trust Agreement. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Fund, however, will not be managed. The Trust Agreement, however, provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of an Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor the retention of such Securities would be detrimental to a Trust. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in such Trust and either sold by the Trustee or held in such Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Supervisor). Proceeds from the sale of Securities (or any securities or other property received by the Fund in exchange for Equity Securities) are credited to the Capital Account for distribution to Unitholders, pay an accrued deferred sales charge or to meet redemptions. Except as stated under "Trust Portfolios" for failed securities and as provided in this paragraph, the acquisition by a Trust of any securities other than the Securities is prohibited.

As indicated under "Rights of Unitholders--Redemption of Units" above, the Trustee may also sell Securities designated by the Supervisor, or if no such designation has been made, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

The Supervisor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities in a Trust. To the extent this is not practicable, the composition and diversity of the Equity Securities in such Trust may be altered. In order to obtain the best price for a Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold.

Amendment or Termination. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided, however, that the Trust Agreement may not be amended to increase the number of Units (except as provided in the Trust Agreement). The Trust Agreement may also be amended in any respect by the Trustee and Sponsor, or any of the provisions thereof may be waived, with the consent of the holders representing 51% of the Units of a Trust then outstanding, provided that no such amendment or waiver will reduce the interest in such Trust of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

A Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Trust then outstanding. A Trust will be liquidated by the Trustee in the event that a sufficient number of Units of such Trust not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Sponsor and/or the other Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date stated under "Summary of Essential Financial Information" .

Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Fund. The Sponsor will determine the manner, timing and execution of the sales of the Equity Securities. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Trust and in the case of the United States Trust will include with such notice a form to enable Unitholders owning 2,500 or more Units to request an In Kind Distribution rather than payment in cash upon the termination of such Trust. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the next business day thereafter if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of each of the Securities in the United States Trust to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders with less than 2,500 Units, Unitholders in the United States Trust with 2,500 or more Units not requesting an In Kind Distribution and Unitholders who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Trust his pro rata share of the balance of the Income and Capital Accounts of such Trust.

The Sponsor currently intends to, but is not obligated to, offer for sale units of a subsequent series of the Strategic Ten Trust pursuant to the Rollover Option (see "Rights of Unitholders--Special Redemption and
Rollover in New Fund" ). There is, however, no assurance that units of any new series of such Fund will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

Limitations on Liabilities. The Sponsor, the Evaluator, the Supervisor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder.

The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor, Supervisor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. Van Kampen American Capital Distributors, Inc. is primarily owned by Clayton, Dubilier & Rice, Inc., a New York-based private investment firm. Van Kampen American Capital Distributors, Inc. management owns a significant minority equity position. Effective December 20, 1994, the parent of Van Kampen Merritt Inc. acquired American Capital Management & Research, Inc. As a result, Van Kampen Merritt Inc., has changed its name to Van Kampen American Capital Distributors, Inc. Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (708) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas, 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of XXXXX XX, XXXX the total stockholders' equity of Van Kampen Merritt Inc. was $XXX,XXX,XXX (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any Series thereof or to any other Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

As of June 30, 1995, the Sponsor and its affiliates managed or supervised approximately $54 billion of investment products, of which over $25.3 billion is invested in municipal securities. The Sponsor and its affiliates managed $40.95 billion of assets, consisting of $25.2 billion for 42 open end mutual funds, $9.9 billion for 38 closed-end funds and $5.9 billion for 87 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R)or the IM-IT(R)trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms. Van Kampen American Capital Distributors, Inc. is the sponsor of the various series of the trusts listed below. Some of the mutual funds and closed-end funds for which Van Kampen American Capital Distributors, Inc. acts as distributor are also listed below. Only those mutual funds available for reinvestment under the Reinvestment Option to Unitholders of unit investment trusts are listed below. Unitholders may only invest in the trusts, mutual funds and closed-end funds which are registered for sale in the state of residence of such Unitholder. In order for a Unitholder to invest in the trusts, mutual funds and closed-end funds listed below, such Unitholder must obtain a prospectus relating to the trust or fund involved. A prospectus is the only means by which an offer can be delivered to investors.

Name of Trust                                                             Trust Investment Objective
                                                                          Tax-exempt income by investing in insured municipal
Insured Municipals Income Trust.......................................... securities
                                                                          Double tax-exemption for California residents by
California Insured Municipals Income Trust............................... investing in insured California municipal securities
                                                                          Double and in certain cases triple tax-exemption for New
New York Insured Municipals Income Trust................................. York
                                                                          residents by investing in insured New York municipal
                                                                          securities
                                                                          Double and in certain cases triple tax-exemption for
Pennsylvania Insured Municipals Income Trust............................. Pennsylvania
                                                                           residents by investing in insured Pennsylvania
                                                                          municipal
                                                                          securities
                                                                          Tax-exempt income by investing in insured municipal
Insured Municipals Income Trust, Insured Multi-Series.................... securities;
                                                                          all issuers of bonds in a state trust are located in
(Premium Bond Series, National, Limited Maturity, Intermediate,           such state
Short Intermediate, Discount, Alabama, Arizona, Arkansas,                 or in territories or possessions of the United States--
                                                                          providing exemptions from all state income tax for
California, California Intermediate, California Intermediate              residents of
                                                                          such state (except for the Oklahoma IM-IT Trust where a
Laddered Maturity, California Premium, Colorado, Connecticut,             portion
                                                                          of the income of the Trust may be subject to the
Florida, Florida Intermediate, Florida Intermediate Laddered Maturity,    Oklahoma state
 Georgia, Louisiana, Massachusetts, Massachusetts Premium,                income tax)
Michigan, Michigan Intermediate, Michigan Intermediate
Laddered Maturity, Michigan Premium, Minnesota, Missouri,
Missouri Intermediate Laddered Maturity, Missouri Premium,
New Jersey, New Jersey Intermediate Laddered Maturity,
New Mexico, New York, New York Intermediate, New York
Intermediate Laddered Maturity, New York Limited Maturity,
Ohio, Ohio Intermediate, Ohio Intermediate Laddered Maturity,
Ohio Premium, Oklahoma, Pennsylvania, Pennsylvania Intermediate,
Pennsylvania Intermediate Laddered Maturity, Pennsylvania
Premium, Tennessee, Texas, Texas Intermediate Laddered
 Maturity, Washington, West Virginia
                                                                          Tax-exempt income by investing in insured municipal
Insured Tax Free Bond Trust.............................................. securities
                                                                          Tax-exempt income by investing in insured municipal
Insured Tax Free Bond Trust, Insured Multi-Series........................ securities;
                                                                          all issuers of bonds in a state trust are located in
(National, Limited Maturity, New York)                                    such state--
                                                                          providing exemptions from state income tax for residents
                                                                          of such state
Investors' Quality Tax-Exempt Trust...................................... Tax-exempt income by investing in municipal securities
                                                                          Tax-exempt income by investing in municipal securities;
Investors' Quality Tax-Exempt Trust, Multi-Series ....................... all
                                                                          issuers of bonds in a state trust are located in such
(National, National AMT, Intermediate, Alabama, Arizona,                  state or in
                                                                          territories or possessions of the United
Arkansas, California, Colorado, Connecticut, Delaware,                    States--providing
                                                                          exemptions from state income tax for residents of such
Florida, Georgia, Hawaii, Kansas, Kentucky, Maine, Maryland,              state
Massachusetts, Michigan, Minnesota, Missouri, Nebraska,
New Jersey, New York, North Carolina, Ohio, Oregon,
Pennsylvania, South Carolina, Virginia)
                                                                          Tax-exempt income for investors not subject to the
Investors' Quality Municipals Trust, AMT Series.......................... alternative minimum tax by investing in municipal securities, some
                                                                          or all of
                                                                          which are subject to the Federal alternative minimum tax
Investors' Corporate Income Trust........................................ Taxable income by investing in corporate bonds
                                                                          Taxable income by investing in government-backed GNMA
Investors' Governmental Securities--Income Trust......................... securities
                                                                          High current income through an investment in a
Van Kampen Merritt International Bond Income Trust....................... diversified portfolio of foreign currency denominated corporate debt
                                                                          obligations
                                                                          High current income consistent with preservation of
Van Kampen Merritt Insured Income Trust.................................. capital through a diversified investment in a fixed portfolio of
                                                                          insured,
                                                                          long-term or intermediate-term corporate debt securities
                                                                          High current income consistent with preservation of
Van Kampen American Capital Insured Income Trust......................... capital through a diversified investment in a fixed portfolio of
                                                                          insured,
                                                                          long-term or intermediate-term corporate debt securities
                                                                          High dividend income and capital appreciation by
Van Kampen Merritt Utility Income Trust.................................. investing in common stock of electric utilities
                                                                          Provide the potential for capital appreciation and
Van Kampen Merritt Select Equity Trust................................... income by investing in a portfolio of actively traded, New York
                                                                          Stock
                                                                          Exchange listed equity securities which are components of
                                                                          the Dow Jones Industrial Average*
                                                                          Protect Unitholders' capital and provide the potential
Van Kampen Merritt Select Equity and Treasury Trust...................... for
                                                                          capital appreciation and income by investing a portion of
                                                                          its portfolio in "zero coupon" U.S. Treasury
                                                                          obligations and
                                                                          the remainder of the trust's portfolio in actively
                                                                          traded,
                                                                          New York Stock Exchange listed equity securities which
                                                                          at the time of the creation of the trust were components
                                                                          of the Dow Jones Industrial Average*
                                                                          Provide the potential for capital appreciation and
Van Kampen Merritt Blue Chip Opportunity Trust........................... income by investing in a portfolio of actively traded, New York
                                                                          Stock
                                                                          Exchange listed equity securities which are components
                                                                          of the
                                                                          Dow Jones Industrial Average*
                                                                          Protect Unitholders' capital and provide the potential
Van Kampen Merritt Blue Chip Opportunity and Treasury Trust.............. for
                                                                          capital appreciation and income by investing a portion
                                                                          of its
                                                                          capital in "zero coupon" U.S. Treasury
                                                                          obligations and
                                                                          the remainder of the trust's portfolio in actively
                                                                          traded,
                                                                          New York Stock Exchange listed equity securities which at
                                                                          the time of the creation of the trust were components of
                                                                          the
                                                                          Dow Jones Industrial Average*
Van Kampen Merritt Global Telecommunications Trust....................... Provide the potential for capital appreciation and income consistent with the preservation of invested capital, by
                                                                          investing in a portfolio of equity securities which
                                                                          provide
                                                                          equipment for or services to the telecommunications
                                                                          industry
                                                                          High current income consistent with preservation of
Van Kampen American Capitial Emerging Markets Income Trust............... capital through a diversified investment in a fixed portfolio
 ......................................................................... primarily consisting of Brady Bonds of emerging market countries
 ......................................................................... that have restructured sovereign debt pursuant to the
 ......................................................................... framework of
 ......................................................................... the Brady Plan
Van Kampen Merritt Global Energy Trust................................... Provide the potential for capital appreciation and income consistent with the preservation of invested capital, by
                                                                          the
                                                                          energy industry investing in a portfolio of equity
                                                                          securities
                                                                          diversified within the energy industry
                                                                          Provide an above average total return through a
Strategic Ten Trust...................................................... combination of potential capital appreciation and dividend income,
(United States, United Kingdom, and Hong Kong Portfolios)                 consistent
                                                                          with preservation of invested capital, by investing in a
                                                                          portfolio
                                                                          of common stocks of the ten companies in a recognized
                                                                          stock
                                                                          exchange index having the highest dividend yields
Van Kampen Merritt Brand Name Equity Trust............................... Provide the potential for capital appreciation and income consistent with the preservation of invested capital, by
                                                                          investing in a portfolio of equity securities
                                                                          diversified within
                                                                          the non-durable consumer products industry
                                                                          Provide the potential for long-term capital appreciation
Govett Smaller Companies Fund and Treasury Trust..........................by investing in
 ..........................................................................shares of Govett Smaller Companies Fund and to protect
                                                                          Unitholders' capital by investing a portion of its
 ..........................................................................portfolio in "zero
 ..........................................................................coupon" U.S. Treasury obligations
____________________.....................................................
*The Dow Jones Industrial Average is the property of Dow Jones & Company, Inc. Dow Jones & Company, Inc. has not granted to the
Trust or the Sponsor a license to use the Dow Jones Industrial Average. ...........................................................

Name of Mutual Fund                                        Fund Investment Objective
Van Kampen Merritt U.S. Government Fund................... High current income by investing in U.S. Government securities
Van Kampen Merritt Insured Tax Free Income Fund........... High current income exempt from Federal income taxes by investing in insured municipal securities
Van Kampen Merritt Municipal Income Fund.................. High level of current income exempt from Federal income tax, consistent with preservation of capital
Van Kampen Merritt Tax Free High Income Fund.............. High current income exempt from Federal income taxes by investing in medium and lower grade municipal securities
Van Kampen Merritt California Insured Tax Free Fund....... High current income exempt from Federal and California income taxes by investing in insured California municipal securities
Van Kampen Merritt High Yield Fund........................ Provide a high level of current income by investing in medium and lower grade domestic and foreign
                                                           government and corporate debt securities. The Fund will
                                                           seek capital appreciation as a secondary objective
Van Kampen Merritt Growth and Income Fund................. Long-term growth of both capital and dividend income by investing in dividend paying common stocks
Van Kampen Merritt Pennsylvania Tax Free Income Fund...... High current income exempt from Federal and
                                                           Pennsylvania state and local income taxes by investing in
                                                           medium and lower grade Pennsylvania municipal securities
Van Kampen Merritt Money Market Fund...................... High current income by investing in a broad range of money market instruments that will mature within twelve months
Van Kampen Merritt Tax Free Money Fund.................... High current income exempt from Federal income taxes by investing in a broad range of municipal securities that will mature within twelve months
Van Kampen Merritt Short-Term Global Income Fund.......... High current income by investing in a global portfolio of high quality debt securities denominated in various currencies
                                                           having remaining maturities of not more than three years
Van Kampen Merritt Adjustable Rate U.S. Government Fund... High level of current income with a relatively stable net asset value investing in U.S. Government securities
Van Kampen Merritt Limited Term Municipal Income Fund..... High level of current income exempt from Federal income tax, consistent with preservation of capital
Van Kampen Merritt Utility Fund........................... Provide capital appreciation and current income by investing in a diversified portfolio of common stocks and income
                                                           securities issued by companies engaged in the utilities industry
Van Kampen Merritt Strategic Income Fund.................. Provide shareholders with high current income. The Fund will seek capital appreciation as a secondary objective
Van Kampen Merritt Florida Insured Tax Free Income Fund... High level of current income exempt from Federal income tax and Florida intangible personal property taxes consistent
                                                           with preservation of capital
Van Kampen Merritt New Jersey Tax Free Income Fund........ High level of current income exempt from Federal income tax and New Jersey gross income tax consistent with
                                                           preservation of capital
Van Kampen Merritt New York Income Fund................... High level of current income exempt from Federal as well as
                                                           New York State and New York City income taxes, consistent
                                                           with preservation of capital

Name of Closed-end Fund                                             Fund Investment Objective
Van Kampen Merritt Municipal Income Trust.......................... High current income exempt from Federal income taxes with safety of principal by investing in a diversified portfolio of investment grade municipal securities
Van Kampen Merritt California Municipal Trust...................... High current income exempt from Federal and California income taxes with safety of principal by investing in a diversified portfolio of investment grade California municipal securities
Van Kampen Merritt Intermediate Term High Income Trust............. High current income while seeking to preserve shareholders'
                                                                    capital by investing in a diversified portfolio of high yield fixed income securities
Van Kampen Merritt Limited Term High Income Trust.................. High current income while seeking to preserve shareholders'
                                                                    capital by investing in a diversified portfolio of high
                                                                    yield fixed income securities
Van Kampen Merritt Prime Rate Income Trust......................... High current income, consistent with preservation of capital by investing in interests in floating or variable rate senior loans
Van Kampen Merritt Investment Grade Municipal Trust................ High current income exempt from Federal income tax, consistent with preservation of capital
Van Kampen Merritt Municipal Trust................................. High level of current income exempt from Federal income tax, consistent with preservation of capital
Van Kampen Merritt California Quality Municipal Trust.............. High current income exempt from Federal and California income taxes with safety of principal by investing in a diversified portfolio of investment grade California municipal securities
Van Kampen Merritt Florida Quality Municipal Trust................. High current income exempt from Federal income taxes and
                                                                    Florida intangible personal property taxes with safety of
                                                                    principal by investing in a diversified portfolio of investment grade Florida municipal securities
Van Kampen Merritt New York Quality Municipal Trust................ High current income exempt from Federal as well as New York
                                                                    State and New York City income taxes with safety of
                                                                    principal by investing in a diversified portfolio of investment grade New York municipal securities
Van Kampen Merritt Ohio Quality Municipal Trust.................... High current income exempt from Federal and Ohio income taxes with safety of principal by investing in a diversified portfolio of investment grade Ohio municipal securities
Van Kampen Merritt Pennsylvania Quality Municipal Trust............ High current income exempt from Federal and Pennsylvania income taxes with safety of principal by investing in a
                                                                    diversified
                                                                    portfolio of investment grade Pennsylvania municipal securities
Van Kampen Merritt Trust for Investment Grade Municipals........... High level of current income exempt from Federal income tax, consistent with preservation of capital
Van Kampen Merritt Trust for Insured Municipals.................... High level of current income exempt from Federal income tax, consistent with preservation of capital by investing in a
                                                                    diversified portfolio of municipal securities which are
                                                                    covered by insurance with respect to timely payment of
                                                                    principal and interest
Van Kampen Merritt Trust for Investment Grade CA Municipals........ High level of current income exempt from Federal and
                                                                    California income taxes, consistent with preservation of
                                                                    capital by investing in a diversified portfolio of California municipal securities
Van Kampen Merritt Trust for Investment Grade FL Municipals........ High level of current income exempt from Federal income taxes, consistent with preservation of capital. The Fund
                                                                    also seeks to offer its Shareholders the opportunity to
                                                                    own securities exempt from Florida intangible personal
                                                                    property taxes
Van Kampen Merritt Trust for Investment Grade NJ Municipals........ High level of current income exempt from Federal income taxes and New Jersey gross income taxes, consistent
                                                                    with preservation of capital
Van Kampen Merritt Trust for Investment Grade NY Municipals........ High level of current income exempt from Federal as well as from New York State and New York City income taxes,
                                                                    consistent with preservation of capital
Van Kampen Merritt Trust for Investment Grade PA Municipals........ High level of current income exempt from Federal and
                                                                    Pennsylvania income taxes and, where possible under
                                                                    local law, local income and property taxes, consistent
                                                                    with preservation of capital
Van Kampen Merritt Municipal Opportunity Trust..................... High level of current income exempt from Federal income tax, consistent with preservation of capital by
                                                                    investing in a diversified portfolio of municipal securities
Van Kampen Merritt Advantage Municipal Income Trust................ High level of current income exempt from Federal income tax, consistent with preservation of capital by investing
                                                                    in a diversified portfolio of municipal securities
Van Kampen Merritt Advantage Pennsylvania Municipal Income Trust... High level of current income exempt from Federal and
                                                                    Pennsylvania income taxes and, where possible under
                                                                    local law, local income and property taxes, consistent
                                                                    with preservation of capital
Van Kampen Merritt Strategic Sector Municipal Trust................ Provide common shareholders with a high level of current income exempt from Federal income taxes, consistent
                                                                    with preservation of capital
Van Kampen Merritt Value Municipal Income Trust.................... High level of current income exempt from Federal income taxes, consistent with preservation of capital
Van Kampen Merritt California Value Municipal Income Trust......... High level of current income exempt from Federal and California income taxes, consistent with preservation of capital
Van Kampen Merritt Massachusetts Value Municipal Income Trust...... High level of current income exempt from Federal income taxes and Massachusetts personal income taxes, consistent with
                                                                    preservation of capital
Van Kampen Merritt New Jersey Value Municipal Income Trust......... High level of current income exempt from Federal income taxes and New Jersey gross income tax, consistent with
                                                                    preservation of capital
Van Kampen Merritt New York Value Municipal Income Trust........... High level of current income exempt from Federal as well as
                                                                    New York State and New York City income taxes,
                                                                    consistent with preservation of capital
Van Kampen Merritt Ohio Value Municipal Income Trust............... High level of current income exempt from Federal and Ohio income taxes, consistent with preservation of capital
                                                                    High level of current income exempt from Federal and
Van Kampen Merritt Pennsylvania Value Municipal Income Trust....... Pennsylvania
                                                                     income taxes, consistent with preservation of capital
Van Kampen Merritt Municipal Opportunity Trust II.................. High level of current income exempt from Federal income tax, consistent with preservation of capital
Van Kampen Merritt Florida Municipal Opportunity Trust ............ High level of current income exempt from Federal income tax, consistent with preservation of capital. The Fund seeks
                                                                    to offer its common shareholders the opportunity to own
                                                                    securities exempt from Florida intangible personal property taxes
Van Kampen Merritt Advantage Municipal Income Trust II............. Provide common shareholders with a high level of current income exempt from Federal income tax, consistent
                                                                    with preservation of capital
Van Kampen Merritt Select Sector Municipal Trust................... To provide common shareholders with a high level of current income exempt from Federal income tax, consistent with
                                                                    preservation of capital

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolios.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Trust. Such records shall include the name and address of, and the number of Units of each Trust held by, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided" ).
The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Trust.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

OTHER MATTERS

Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Tanner Propp & Farber has acted as counsel for the Trustee.

Independent Certified Public Accountants. The statements of condition and the related securities portfolios at the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

 REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Van Kampen American Capital Equity Opportunity Trust, Series 22 (Strategic Ten Trust):

We have audited the accompanying statements of condition and the related portfolios of Van Kampen American Capital Equity Opportunity Trust, Series 22 (Strategic Ten United States, Strategic Ten United Kingdom and Strategic Ten Hong Kong) as of November 27, 1995. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of irrevocable letters of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation.

We believe our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen American Capital Equity Opportunity Trust, Series 22 (Strategic Ten United States, Strategic Ten United Kingdom and Strategic Ten Hong Kong) as of November 27, 1995, in conformity with generally accepted accounting principles.

GRANT THORNTON LLP

Chicago, Illinois
November 27, 1995

VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST
SERIES 22
STATEMENTS OF CONDITION
As of November 27, 1995

INVESTMENT IN SECURITIES                    United States   United Kingdom
                                            Trust           Trust              Hong Kong Trust
Contracts to purchase Securities <F1>...... $               $                  $
Organizational costs <F2>.................. $               $                  $
Total...................................... $               $                  $
LIABILITY AND INTEREST OF UNITHOLDERS
Liability--................................
Accrued organizational costs <F2>.......... $               $                  $
Interest of Unitholders-- .................
Cost to investors <F3>..................... $               $                  $
Less: Gross underwriting commission <F3>...
Net interest to Unitholders <F3>...........
Total...................................... $               $                  $

<F1>The aggregate value of the Securities listed under "Portfolios" herein and their cost to each Trust are the same. The value of the Securities is determined by Interactive Data Services, Inc. on the bases set forth under "Public Offering--Offering Price" . The contracts to purchase
Securities are collateralized by three separate irrevocable letters of credit of $, $ and $ which have been deposited with the Trustee with respect to the United States, United Kingdom and Hong Kong Trusts, respectively.

<F2>Each Trust will bear all or a portion of its organizational costs, which will be deferred and amortized over the life of such Trust. Organizational costs have been estimated based on a projected Trust size of $10,000,000, $2,000,000 and $2,000,000 for the United States, United Kingdom and Hong Kong Trusts, respectively. To the extent a Trust is larger or smaller, the estimate will vary.

<F3>The aggregate public offering price and the aggregate initial sales charge are computed on the bases set forth under "Public Offering --Offering
Price" and "Public Offering--Sponsor and Other Compensation" and assume all single transactions involve less than 2,500 Units. For single transactions involving 2,500 or more Units, the sales charge is reduced (see "Public Offering--General" ) resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

STRATEGIC TEN TRUST UNITED STATES PORTFOLIO, SERIES 6
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 22)
as of the Initial Date of Deposit: November 27, 1995

                                                    Estimated
                                     Market Value   Annual          Cost of
Number                               per Share      Dividends per   Securities to
of Shares    Name of Issuer <F1>     <F2>           Share <F2>      Trust <F2>
                                    $              $                $
                                                                    $

STRATEGIC TEN TRUST UNITED KINGDOM PORTFOLIO, SERIES 6
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 22)
as of the Initial Date of Deposit: November 27, 1995

                                                    Estimated
                                     Market Value   Annual          Cost of
Number                               per Share      Dividends per   Securities to
of Shares    Name of Issuer <F1>     <F2>           Share <F2>      Trust <F2>
                                     $              $              $
                                                                   $

STRATEGIC TEN TRUST HONG KONG PORTFOLIO, SERIES 6
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 22)
as of the Initial Date of Deposit: November 27, 1995

                                                    Estimated
                                     Market Value   Annual         Cost of
Number                               per Share      Dividends per  Securities to
of Shares    Name of Issuer <F1>     <F2>           Share <F2>     Trust <F2>
                                     $              $              $
                                                                   $

NOTES TO PORTFOLIOS

<F1>All of the Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into on November XX, 1995 and are expected to settle on XXXXX, 1995 and XXXXX, 1995. (see "The Fund" ).

<F2>The market value of each of the Equity Securities is based on the closing sale price of each Security on the applicable exchange (converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time and includes the commissions and stamp taxes associated with acquiring the Securities in the case of the United Kingdom and Hong Kong Trusts) on the day prior to the Initial Date of Deposit for the United States Trust and on the Initial Date of Deposit for the United Kingdom Trust and the Hong Kong Trust. Estimated annual dividends are based on the most recently paid dividends or, in the case of the United Kingdom and Hong Kong Trusts, on the most recent interim and final dividends paid (converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time). Other information regarding the Securities in the Fund, as of the Initial Date of Deposit (converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time in the case of the United Kingdom and Hong Kong Trusts), is as follows:

                                                       Aggregate
                         Cost To       Profit (Loss)   Estimated
                         Sponsor       To Sponsor      Annual Dividends
United States Trust      $             $               $
United Kingdom Trust     $             $               $
Hong Kong Trust          $             $               $

Title                                       Page
Summary of Essential Financial
Information                                    5
The Fund                                      10
Objective and Securities Selection            11
Trust Portfolios                              12
Risk Factors                                  30
Taxation                                      38
Fund Operating Expenses                       43
Public Offering                               44
Rights of Unitholders                         49
Fund Administration                           54
Other Matters                                 62
Report of Independent Certified Public
Accountants                                   63
Statements of Condition                       64
Portfolios                                    65
Notes to Portfolios                           67

TABLE OF CONTENTS

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

PROSPECTUS
November 27, 1995
Van Kampen American CapitalEquity OpportunityTrust, Series 22

Strategic Ten Trust
United States Portfolio,Series 6
United Kingdom Portfolio,Series 6
Hong Kong Portfolio,Series 6

A Wealth of Knowledge A Knowledge of Wealth

VAN KAMPEN AMERICAN CAPITAL

One Parkview Plaza
Oakbrook Terrace, Illinois 60181
2800 Post Oak Boulevard
Houston, Texas 77056

Please retain this Prospectus for future reference.
                   Contents Of Registration Statement

This Registration Statement comprises the following papers and documents:

      The facing sheet
      The Cross-Reference Sheet
      The Prospectus
      The signatures
      The consents of independent public accountants, rating services and legal counsel

The following exhibits:

1.1 Proposed form of Trust Agreement between Van Kampen American Capital Distributors, Inc., Depositor, American Portfolio Advisory Service, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee (to be supplied by amendment).

1.5   Form of Agreement Among Underwriters (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

4.1 Consent of Interactive Data Services, Inc. (to be supplied by amendment).

4.2   Financial Data Schedule (to be supplied by amendment).
                               Signatures

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 22 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 16th day of October, 1995.

                                    Van Kampen American Capital Equity
                                       Opportunity Trust, Series 22
                                       (Registrant)

                                    By Van Kampen American Capital
                                       Distributors, Inc.
                                       (Depositor)


                                       Sandra A. Waterworth
                                       Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on October 16, 1995.

  Signature              Title

Don G. Powell       Chairman, Chief Executive     )
                      Officer                     )

William R. Rybak    Senior Vice President and     )
                      Chief Financial Officer     )

Ronald A. Nyberg    Director                      )

William R. Molinari Director                      )


Sandra A. Waterworth
(Attorney-in-fact)*
_____________________________________________________________________

*An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 203 (File No. 33-65744) and and with the Registration Statement on Form S-6 of Insured Municipals Income Trust, 170th Insured Multi-Series (File No. 33-55891) and the same are hereby incorporated herein by this reference.